U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

SCION CARDIO-VASCULAR, INC. (Exact Name of Small Business Issuer as Specified in its Charter)

Florida (State or Other Jurisdiction of Incorporation or Organization)	65-0681282 (IRS Employer Identification No.)

14256 S.W. 119th Avenue Miami, Florida 33186 (Address of Principal Executive Offices)	(305) 259-8880 (Issuer’s Telephone Number)

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:  Common Stock, $.01 par value

PART I

            In this registration statement the terms “Scion,” “we,” “us” and “our” refer to Scion Cardio-Vascular, Inc.  We refer to our common stock, $.01 par value, as common stock and our Series A preferred stock, $.01 par value, as preferred stock.  All references to the number of shares outstanding and other related calculations and data are adjusted throughout this registration statement to reflect the 10 for 1 stock split which occurred on May 5, 2005 unless the context requires otherwise.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

            We have made some statements in this registration statement, including some under “Business,” “Risk Factors,” “Management’s Discussion and Analysis or Plan of Operations,” and elsewhere, which constitute forward-looking statements.  These statements may discuss our future expectations or contain projections of our results of operations or financial condition or expected benefits to us resulting from acquisitions or transactions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements.  These factors include, among other things, those listed under “Risk Factors” and elsewhere in this registration statement.  In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology.  Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

ITEM 1.  DESCRIPTION OF BUSINESS.

Overview

            Scion Cardiovascular, Inc., develops and manufactures patented and patent pending devices designed to facilitate minimally invasive surgical procedures in interventional cardiology and radiology. These are surgeries that are performed by entering the body through an artery such as the femoral artery in the thigh and traveling to the targeted area through the arterial system with specialized instrumentation.  Cardiac catheterization is an example of one of these procedures.  Our devices are designed to make these procedures easier for the doctor to perform and safer for the patient, by reducing required time in the operating room, speeding up the recovery time and assisting in eliminating debris that could cause complications.  We are a latter-stage medical device business with a creative corporate culture that encourages our employees to explore product innovations that are intended to improve patient outcomes.  To date, we have developed two medical devices that are being marketed and sold: (1) the Sci-Pro Embolic Retrieval Device® (“Sci-Pro®”), and (2) the Clo-Sur Pressure Applied Dressing™, (“Clo-Sur P.A.D.®”).  The Sci-Pro® is designed to capture debris within arteries during interventional procedures and allows physicians to perform a variety of surgical procedures, including angioplasty, while minimizing the risk of emboli (arterial plaque, blood clots and other debris).  Emboli can, if not captured and removed, obstruct vessels “downstream” during or after a procedure, which in turn may cause stroke or other complications.

The Clo-Sur P.A.D.® is intended for use in the local management of bleeding wounds such as lacerations, abrasions, nose bleeds, vascular access site, percutaneous catheters or tubes and surgical debridement, and the promotion of rapid control of bleeding in patients following hemodialysis and in patients on anticoagulation therapy.  The Clo-Sur P.A.D.® uses proprietary materials to achieve hemostasis, creating wound closure within 7 to 10 minutes of application, even with heparinized blood.

            We consider both of our current products to be highly innovative and believe that they embody significant technical advances relative to competing products.   With respect to intellectual property protection for these products, we hold 13 patents and have 2 patent applications pending with the U.S. Patent and Trademark Office.  We also believe that we utilize proprietary manufacturing procedures that are protected by confidentiality agreements.  Our medical devices have received 510(k) and Class I designations from United States Food and Drug Administration, allowing us to market and sell our products in the United States for use in specified procedures.  We have also received CE Markingfrom the European Union, which is a requirement to market and sell our products in most of Western Europe.  We commercially introduced our Clo-Sur P.A.D.® in December 2001 and for the fiscal years ended December 31, 2003 and 2004, derived substantially all of our revenues from sales of this product.

History

            We were incorporated as Scion Capital Corporation on April 4, 1996 as a Florida corporation.  We were initially organized as a wholly-owned subsidiary of Scion International, Inc., a private company engaged in the development and distribution of medical device products.  From inception to 1999, we did not conduct any business operations as a subsidiary of Scion International. In March 1999, we changed our corporate name to Scion Cardio-Vascular, Inc. and commenced our principal business operations in September 1999 as a developer and manufacturer of medical devices for minimally invasive procedures.  In August 2002, we entered into a distributorship agreement with Medtronic AVE, Inc., an affiliate of Medtronic Inc., a leading medical technology company, to distribute our first product, the Clo-Sur P.A.D.®  In September 2002, all of the shares of our common stock then held by Scion International were distributed on a pro-rata basis to all then existing Scion International shareholders, allowing us to continue conducting business operations as a company independent from our former parent.

Business Strategy

            Our objective is to leverage our proprietary technology and developmental expertise to design, develop, manufacture and sell innovative technologically advanced medical devices for use in the interventional cardiology and radiology markets.  The key elements of our strategy include:

•

Expand our product offerings to address growing markets.  We are continuously striving to expand our portfolio of products and enhancing our existing products to serve the needs of physicians.  For example, we have recently received FDA approval for our next generation Clo-Sur P.A.D.® with the added indication for antimicrobial barrier to aid in the prevention of infection.  In addition, we have enhanced the functionality of the Sci-Pro® through several engineering enhancements designed to improve the flexibility and maneuverability of the device when inserted in the artery.

•

Pursue growth opportunities.  We have established an extensive distributor network, including distribution by Medtronic, as well as select independent sales representatives who sell our products on a commission basis in selected markets through the United States and in foreign countries.  It is our goal to develop these existing channels of business to assist in the sale of existing and emerging products.  In addition, we are evaluating the feasibility of employing a direct sales force to market and sell our medical devices; however, we believe that currently, the most cost effective means of increasing sales to the broadest customer base is through our current distribution channels and identifying additional independent sales representatives in underserved markets.

•	Establish Strategic Partnerships. We may establish strategic alliances in the future to help promote our products, including establishing alliances with manufacturers of complementary products.

Industry Overview

            Our products are sold into the fast-growing peripheral vascular device market incorporated into the medical fields of interventional cardiology and interventional radiology.  Millennium Research Group, a leading provider of strategic healthcare information relating to medical devices, pharmaceutical and biotechnology, estimates in its 2004 report that the peripheral vascular device market alone was valued at approximately $1.44 billion in 2003 and is estimated to grow at a compound annual growth rate of 11.2% through 2008, with an expected market value of $2.5 billion by 2008.  The aging U.S. population, combined with growing incidences of obesity, diabetes and end stage renal disease, likely will drive the demand for peripheral vascular procedures through the next decade.

            Peripheral vascular procedures can be categorized into three segments: interventional, diagnostic and surgical.  Both interventional and diagnostic procedures are considered minimally invasive surgical procedures in which access to arteries or veins is achieved via a puncture through the skin to the femoral, radial or jugular arteries.  Surgical procedures are the traditional method of treating peripheral vascular disease and require the open surgical repair of diseased arteries or veins.  Although offering good long-term results, surgery is not suitable or desirable for all patients as it has higher mortality rates with older, more diseased patients and involves longer procedure and recovery times.

            Our Clo-Sur P.A.D.® is designed to assist in closing the wound created during an interventional or diagnostic procedure.  In order to access a targeted artery in an interventional or diagnostic procedure, a large catheter is inserted through the skin and the artery wall, creating a large hole.  At the end of the procedure, the hole needs to be closed to prevent external bleeding.  The traditional method of achieving closure was to have an attendant hold a sandbag on the wound, applying direct pressure for up to two hours.  While effective, this method is time and labor intensive.  It is also inconvenient for the patients as they must be immobile during this period.  Other invasive methods involve placing a plug or a stitch in the artery at the end of the procedure.  These invasive methods require a physician, a sterile operating room environment and carry a higher complication rate than the sandbag or Clo-Sur P.A.D.®  The Clo-Sur P.A.D.® is a topical pad that is held firmly in place for approximately seven minutes following the procedure at which time bleeding typically has stopped and wound closure is achieved.  After that time a bandage is placed and the patient is able to walk shortly thereafter.

            Our Sci-Pro® is a guide wire based filter designed to assist in removing debris created during an interventional or diagnostic procedure.  During such a procedure, debris may be dislodged in the artery and potentially can travel downstream, where it may compromise the blood flow in the patient who already is suffering from peripheral vascular disease.  Potential complications include stroke and decreased blood flow.  Traditionally, no filter or retrieval devices have been used, but the medical community is recognizing the importance of providing a method of preventing debris from escaping downstream in the vascular system.  Other methods available include a balloon protection device which inflates downstream and blocks blood flow during the procedure and devices with a fixed spring type filter.  The Sci-Pro® has the advantage of not blocking blood flow during the procedure like the balloon devices, while providing the ability to open and close the filter at will for maximum ease of operation, control and efficiency.  Also unlike the other filter devices, the Sci-Pro requires no cover for delivery or retrieval and is visible under real time x-rays performed during interventional procedures.

Scion’s Products

The Clo-Sur P.A.D.®

            The Clo-Sur P.A.D.® dramatically facilitates vascular access site closure following the removal of an introducer or catheter, including cases with heparinized blood.  Every time any such procedure is performed, a sheath introducer, or other similar access device, must be inserted.  When the procedure is completed, the introducer is removed; creating a vascular hole that requires closure. Historically, such closure has involved a technician holding pressure at the opening for up to 2 hours within the recovery room.  Clo-Sur P.A.D.® facilitates closure within 7 to 10 minutes.

            We believe the Clo-Sur P.A.D.® device is superior to all competing products that we have independently tested.  Competing products either require application through expensive and, at times, vessel-damaging devices, require longer pressure application periods, or are more difficult to use and cannot create hemostasis for heparinized or other treated blood.

            We have received a Class I Exempt designation for the Clo-Sur P.A.D.® device from the United States Food and Drug Administration and CE Marking (Conformité Européne) from the European Union.  We released the Clo-Sur P.A.D.® for sale in December 2001 and the device has achieved rapid market penetration and growth, with more than 400,000 Clo-Sur P.A.D.® units sold to hospitals and medical centers worldwide to date.  We also have received FDA 510 Class I approval and CE Marking for the Clo-Sur P.A.D.® with the added indication for antimicrobial barrier to aid in the prevention of infection, the number one complication associated with percutaneous punctures.

            The Clo-Sur P.A.D.® material is a proprietary polymer, developed by us, which is positively charged in its dry state.  The positive molecular charges endow the material with its blood coagulation and antimicrobial facilitating properties.  The Clo-Sur P.A.D.® material is considered to be extremely effective and forms a coagulum with untreated, heparinized and defibrinated blood, as well as washed red blood cells.  Heparinized blood is particularly difficult to coagulate and we are not aware of any competing products that achieve the type of results that our product offers.

Sci-Pro®

            Sci-Pro® is a patented guide wire based filter that is designed to provide protection from dislodged emboli during interventional procedures.  The device is as simple to use as an ordinary guide wire and provides a means for capturing debris loosened during a minimally invasive procedure, serving as an embolic material retriever.  The interventional surgery community has embraced the need for and established a standard requiring use of safe, effective devices during diagnostic and interventional procedures to protect patients from complications occurring as a result of debris being dislodged during these procedures.  Based upon our surveys and feedback from physicians who have used our Sci-Pro® device, we believe that it is considered to be one of the safest and most effective embolic retrieval devices currently on the market.

            Sci-Pro® is approved under a 510(k) application for use during urological and/or gastroenterological procedures requiring removal of calculi, debris and/or fragment retrieval of catheter tubing, guide wire, pull wires, plastic stents, and other foreign objects.  We anticipate filing a 510(k) application with the United States Food and Drug Administration for expanded uses within the next 6 months.  Sci-Pro® has been successfully used in porcine carotid artery procedures in the United States.

            Sci-Pro® is visible under fluoroscopy and has a radiopaque platinum/tungsten distal soft floppy tip, similar to normal guide wires.  The distal basket is activated through the inner core wire.  When the proximal wire is pulled/pushed, the wire/basket is expanded/collapsed.  A polyurethane membrane, attached on the distal half of the basket, captures small fragments.  The molded polyurethane membrane is comprised of holes that are 190 microns in diameter, allowing for continuous capture of particles larger than the membrane’s pore size, without inhibiting fluid flow.

M-Bolus™

            Our third product, the M-Bolus™, which is currently in the developmental stage, is designed to provide a minimally invasive solution to eliminate uterine fibroid tumors.  Uterine fibroids are non-cancerous tumors growing within or on the wall of the uterus.  Most patients with uterine fibroids do not initially have symptoms and remain untreated until the patient experiences abnormal bleeding, increased urinary frequency, pain, swelling or fertility difficulties.  Traditionally, women suffering from uterine fibroids have had few treatment options.  The traditional options included a hysterectomy, a surgical procedure to remove the uterus, and a myomectomy, a surgical removal of the uterine fibroids without removal of the uterus.  Our M-Bolus™ product is designed to eliminate the need for surgery.  By inserting Scion’s proprietary, inert microspheres via a catheter, the blood supply, and thus nutrients, is cut off from fibroid tumors, thus “starving” the tumors and eliminating the need for surgical removal.  We anticipate releasing M-Bolus™ in the second half of 2005.

Market Preference Trials

Clo-Sur P.A.D.®

            In November 2001, Barry Alter, M.D., initiated and conducted market preference trials at Memorial Hospital in Hollywood, Florida in which the Clo-Sur P.A.D.® was used in 1,170 diagnostic and 316 interventional procedures involving heparinized blood and 3 intraaortic sheath removal patients.  The study was published in Endovascular Today in April 2003 and confirms the effectiveness and low risk associated with our Clo-Sur P.A.D.®

            Use of the Clo-Sur P.A.D.® for interventional cases involving heparinized blood is considered particularly noteworthy given that we know of no competing noninvasive products that provide effective hemostasis for heparinized blood.  In addition, tests completed by us revealed that the Clo-Sur P.A.D.®’s proprietary material binds to a variety of mammalian and microbial cells, thus indicating a variety of additional medical and surgical applications, such as larger wounds, dental usage and surgical packing.

Sci-Pro®

            In July 2001, we completed porcine trials for our Sci-Pro® device.  The trials were conducted by Steven Bailey, M.D., Director of Interventional Cardiology at the University of Texas Health Science Center in San Antonio, Texas.  The purpose of the animal trial utilizing a porcine carotid artery model was to determine if the Sci-Pro® device adequately captures foreign material without damaging the vessel wall in simulated clinical conditions.  Histopathologic analyses of the carotid artery walls were performed in animals after deployment of the guide wire filter device in order to evaluate vessel trauma and the healing response.  The trial also included evaluation of the trackability and removal of the Sci-Pro® guide wire through tortuous vessels and various size-guiding catheters.  The device was also tested for overall ease of use.  In total, 12 animals were used and 24 Sci-Pro® devices were tested in 24 carotid arteries.  The results of the study indicated no compromise or vessel trauma.  According to Dr. Bailey, the Sci-Pro® device was easy to use and tracked well in tortuous vessels.  In addition, the device provided a low crossing profile and controllable deployment, even with angioplasty balloons in use.

            In addition, since 2002, Dr. Juan Palacios has successfully treated 30 patients for carotid artery conditions with the Sci-Pro® at Centro Medico Nacional del Noreste, a hospital in Monterrey, Mexico.

Advisory Board

            Our device innovations and developments are buttressed by our advisory consultants, a group of independent medical professionals whom we engage on an as needed basis to provide consulting and advisory services to us in connection with the evaluation and development of our products.  Our consultants provide their services to us pursuant to consulting agreements providing for the issuance of stock options to purchase our common stock in consideration for the consulting services provided. The names, medical specialties, and professional affiliations of our advisory consultants are as follows:

•	James Benenati, M.D., Interventional Radiologist, Miami Cardiac and Vascular Institute, Miami, Florida

•	Michael Dake, M.D., Interventional Radiologist, Stanford Medical Center, Stanford University, Palo Alto, California

•	Steven Bailey, M.D., Interventional Cardiologist, University of Texas Health Science Center, San Antonio, Texas

•	Barry Alter, M.D., Interventional Cardiologist, Memorial Hospital, Hollywood, Florida;

•	Gerald Zemel, M.D., Interventional Radiologist, Miami Cardiac and Vascular Institute, Miami, Florida

Sales and Marketing

Sales

            Our customers consist of hospitals, cardiac catheterization laboratories, and interventional radiologists and cardiologists worldwide.  Our Clo-Sur P.A.D.® currently is sold in Western Europe, the United States, and the Middle East under a distributorship agreement with Medtronic AVE, Inc. and in South America and Mexico by Scion directly.  Medtronic also has rights to sell the Clo-Sur P.A.D.® in Asia and is awaiting governmental approval in Japan before it begins marketing efforts there.

            As described above, we entered into a distributorship agreement with Medtronic, effective August 2, 2002.  Pursuant to the agreement, we appointed Medtronic as a distributor of our Clo-Sur P.A.D.® product line, for a period of 5 years, everywhere in the world except Mexico, Central America and South America.  Medtronic’s distribution rights were exclusive, provided certain minimum purchase amounts were maintained.  Medtronic’s purchase price under the agreement is set annually to ensure that the parties’ gross margin percentages remain equal.  The agreement obligates Medtronic to use commercially reasonable efforts to distribute, promote and sell our Clo-Sur P.A.D.® products, and permits Medtronic to appoint sub-distributors without our consent.

            During the term of the agreement, Medtronic is prohibited from distributing, promoting and selling competing non-invasive wound closure technologies, other than the products of Radi Medical Systems AB and its affiliates.  However, Medtronic is permitted to conduct research, development, tests and clinical trials on competing products, and to distribute, promote and sell invasive and mechanical wound closure technologies.

            Medtronic did not meet its minimum purchase amounts for the fiscal year ended December 31, 2004, and, as a result, its distribution rights are now non-exclusive.  We are currently in the process of identifying and expanding our network of independent sales representatives to distribute and sell the Clo-Sur P.A.D.® directly.  To this end, we currently have executed sales agreements with independent sales representatives specializing in the marketing and sales of cardiovascular devices in the United States and abroad for the Sci-Pro®.  Our current sales momentum is primarily due to the technical expertise of our management team, including direct hospital, catheter laboratory, and quality assurance experience.  We believe this type of technical experience is critical in effecting sales of our proprietary medical devices.

Marketing

            In seeking to position us as a leading innovator in minimally invasive cardiology devices, we participate on a regular basis in trade conventions throughout the world, including meetings conducted by the American Heart Association, the American College of Cardiology, the European College of Cardiology and the Society of Cardiovascular & Interventional Radiology.

Competition

            The primary products directly competitive with the Clo-Sur P.A.D.® are the Syvek Patch manufactured and distributed by Marine Polymer Technologies and ChitoSeal manufactured and distributed by Abbott Laboratories,  The traditional method of achieving hemostasis is direct pressure with sandbags administered by a medical technician, a method that requires significantly more time and labor over the Clo-Sur P.A.D.®  Additionally, the Clo-Sur P.A.D.® also competes against clinically invasive products such as the Perclose distributed by Abbott Laboratories and AngioSeal distributed by St. Jude Medical.  These competitors have greater financial, operational, sales and marketing resources and more experience in research and development than we have.  We believe that the principal competitive factors in the markets in which our products are sold are:

•	Acceptance by leading physicians;

•	Improved patient outcomes;

•	Superior product quality;

•	The publication of peer-reviewed clinical studies;

•	Product innovation;

•	Sales and marketing capability; and

•	Strong intellectual property.

Research and Development

            We do not currently have a formal research and development division within our company.  Instead we encourage all of our employees, including our engineers, medical consultants, sales and marketing and managerial personnel to collaborate and assist in the development of new products and the improvement of our existing products.  Once we have identified a new product to be developed or an enhancement to an existing product, our engineering staff prepares the schematics for the product and creates a prototype for further testing.   In some circumstances, we may out-source the building of a prototype to a third party engineering firm that may have certain areas of expertise necessary for the construction of the prototype.  Subsequent testing of new devices is conducted at our corporate offices in Miami where we have ISO compliant facilities.

Manufacturing

            Our products are primarily manufactured at third party ISO approved manufacturing facilities where we are responsible for all production requirements, oversight and quality control. We also have a manufacturing facility at our corporate offices in Miami, where we are capable of conducting clean room manufacturing operations as necessary.  Our products are manufactured from several components, most of which are supplied to us from third parties.  Most of the components that we use in the manufacture of our products are available from more than one qualified supplier.  For some components, however, there are relatively few alternative sources of supply and the establishment of additional or replacement suppliers may not be accomplished quickly.  In isolated cases, we rely upon single source suppliers.

Patents and Proprietary Technology

            In order to remain competitive, we must develop and maintain protection on the proprietary aspects of our technologies.  We rely on a combination of patents, copyrights, trademarks, trade secret laws and confidentiality agreements to protect our intellectual property rights.  We currently hold 13 issued U.S. patents primarily covering various aspects of our products. In addition, we have 2 pending U.S. patent applications.  We intend to file for additional patents to strengthen our intellectual property rights.

            Our success depends to a significant degree upon our ability to develop proprietary products and technologies and to obtain patent coverage for these products and technologies.  We intend to continue to file patent applications covering any newly developed products and technologies.  However, there can be no guarantee that any of our pending or future filed applications will be issued as patents.  There can be no guarantee that the U.S. Patent and Trademark Office or some third party will not initiate an interference proceeding involving any of our pending applications or issued patents.  Finally, there can be no guarantee that our issued patents or future issued patents, if any, will provide adequate protection from competition, as discussed below.

            Patents provide some degree of protection for our proprietary technology.  However, the pursuit and assertion of patent rights, particularly in areas like medical device development, involve complex legal and factual determinations and, therefore, are characterized by significant uncertainty. In addition, the laws governing patent issuance and the scope of patent coverage continue to evolve, particularly in life sciences.  Moreover, the patent rights we possess or are pursuing generally cover our technologies to varying degrees.  As a result, we cannot ensure that patents will issue from any of our patent applications, or that any of our issued patents will offer meaningful protection.  In addition, our issued patents may be successfully challenged, invalidated, circumvented or rendered unenforceable so that our patent rights may not create an effective barrier to competition.  Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent, as do the laws of the United States.  There can be no assurance that any patents issued to us will provide a legal basis for establishing an exclusive market for our products or provide us with any competitive advantages, or that patents of others will not have an adverse effect on our ability to do business or to continue to use our technologies freely.

            We may be subject to third parties filing claims that our technologies or products infringe on their intellectual property.  We cannot predict whether third parties will assert such claims against us or whether those claims will hurt our business.  If we are forced to defend against such claims, regardless of their merit, we may face costly litigation and diversion of management’s attention and resources.  As a result of any such disputes, we may have to develop, at a substantial cost, non-infringing technology or enter into licensing agreements.  These agreements may be unavailable on terms acceptable to us, or at all, which could seriously harm our business or financial condition.

            We also rely on trade secret protection of our intellectual property.  We attempt to protect trade secrets by entering into confidentiality agreements with third parties, employees and consultants.  It is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, our trade secrets could be disclosed to our competitors.  Despite the measures we have taken to protect our intellectual property, parties to our agreements may breach confidentiality provisions in our contracts or infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights.  In addition, third parties may independently discover or invent competitive technologies, or reverse engineer our trade secrets or other technology.  Therefore, the measures we are taking to protect our proprietary technology may not be adequate.

Product Liability Risk and Insurance Coverage

            The development, manufacture and sale of medical products entail significant risk of product liability claims.  Our current product liability insurance coverage limits are $1,000,000 per occurrence and $2,000,000 in the aggregate.  We cannot assure you that such coverage limits are adequate to protect us from any liabilities we might incur in connection with the development, manufacture and sale of our products.  In addition, we may require increased product liability coverage as products are successfully commercialized in additional applications.  Product liability insurance is expensive and in the future may not be available to us on acceptable terms, if at all.  A successful product liability claim or series of claims brought against us in excess of our insurance coverage could have a material adverse effect on our business, financial condition, results of operations and prospects.

Government Regulation

            We have received a 510(k) premarket approval from the United States Food and Drug Administration for our Sci-Pro® device and a Class I Exempt and Class II designation for our Clo-Sur P.A.D.® device.  We are an ISO 9001 company and have been awarded CE Mark status for the Clo-Sur P.A.D.®, enabling it to be sold in Europe.  We currently are seeking CE Mark approval for the SciPro®.  Although we do not believe that additional regulatory approvals will be required, it is possible that the FDA, at a future time, could require us to file for additional approvals which may be more expensive and which may require a more lengthy period to obtain, as compared to the more streamlined 510(k) approval processes or Class I designations.

United States

            FDA Regulation.  The FDA, and other federal, state, local, and foreign authorities, regulate our products and manufacturing activities. Pursuant to the Federal Food, Drug, and Cosmetic Act  and the regulations promulgated thereunder, the FDA regulates the development, clinical testing, manufacture, packaging, labeling, storage, distribution and promotion of medical devices. Before a new device can be introduced into the market, generally, the manufacturer must obtain marketing clearance through a 510(k) notification or approval through a premarket approval application. We generally will be required to obtain 510(k) clearance or premarket approval prior to commercial distribution of future products or additional applications of current products.  Medical devices are classified into one of three classes – Class I, Class II, or Class III – depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness.  Devices deemed to pose lower risk are placed in either Class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission to commercially distribute the device.  This process is generally known as 510(k) clearance.  Some low risk devices are exempted from this requirement.  Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring premarket approval.

            510(k) Clearance.  When a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a premarket approval, or PMA, application.  By regulation, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application.  As a practical matter, clearance often takes longer.  The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence.  If the FDA determined that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA may elect to place the device, or the use, into Class III.

            Premarket Approval.  A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process.  The PMA application process is much more demanding than the 510(k) premarket notification process.  A PMA application must be supported by extensive data, including technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.  After a PMA application is submitted and the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for review.  The FDA has 180 days to review an “accepted” PMA application, although practically the review can take years.  During this review period, the FDA may request additional information or clarification of the information already provided.  Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device.  In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations.

            Changes in Approved Devices.  Device manufacturers must obtain new FDA 510(k) clearance or new PMA applications or PMA application supplements when there is a major change or modification in the intended use of a legally marketed device or a change or modification, including product enhancements, to a legally marketed device that could significantly affect its safety or effectiveness. For devices marketed pursuant to 510(k) determinations of substantial equivalence, we must obtain FDA clearance of a new 510(k) notification prior to marketing the modified device.

            Good Manufacturing Practices and Reporting.  The Federal Food, Drug, and Cosmetic Act requires us to comply with Good Manufacturing Practices or Quality Systems regulations. We must comply with various quality control requirements pertaining to all aspects of our product design and manufacturing process, including requirements for packaging, labeling and record keeping, including complaint files. The FDA enforces these requirements through periodic inspections of medical device manufacturing facilities. In addition, the medical device reporting regulation obligates us to inform the FDA whenever information reasonably suggests that one of our devices may have caused or contributed to death or serious injury, or when one of our devices malfunctions, if the device would be likely to cause or contribute to a death or a serious injury in the event the malfunction recurred. We believe we, and all of our contract manufacturers, are in compliance with applicable Good Manufacturing Practices and Quality Systems regulations.

            Labeling and Advertising.  Labeling and promotional activities are also subject to scrutiny by the FDA. Among other things, labeling is violative of the law if it is false or misleading in any respect or it fails to contain adequate directions for use. Moreover, claims that are outside the labeling either approved or cleared by the FDA may violate the Federal Food, Drug, and Cosmetic Act.

            Our product promotion is also subject to regulation by the Federal Trade Commission under the Federal Trade Commission Act, which prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce, as well as unfair or deceptive practices such as the dissemination of any false advertisement pertaining to medical devices.

            Import Requirements.  To import a device, the importer must file an entry notice and bond with the U.S. Customs Department pending an FDA decision on the product’s admissibility. All devices are subject to FDA examination before release from Customs. Any article that appears to be in violation of the Federal Food, Drug, and Cosmetic Act may be refused admission and a notice of detention and hearing may be issued.

            Export Requirements.  Products for export from Europe and from the United States are subject to foreign countries’ import requirements and the FDA’s or European regulating bodies’ exporting requirements. In addition to the import requirements of foreign countries, we must also comply with the United States laws governing the export of products regulated by the FDA. However, foreign countries often require, among other things, an FDA certificate for products for export. To obtain this certificate, the device manufacturer must certify to the FDA that the product has been granted clearance or approval in the United States and that the manufacturing facilities are in compliance with Good Manufacturing Practices regulations at the time of the last FDA inspection.

            Fines and Penalties for Noncompliance.  Failure to comply with applicable FDA regulatory requirements could result in, among other things, premarket clearance or approval withdrawal, injunctions, product withdrawals, voluntary or mandatory patient/physician notifications, recalls, warning letters, product seizures, civil penalties, fines and criminal prosecutions. Federal Trade Commission enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, rescission of contracts and such other relief as may be deemed necessary.

International

            International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country.  The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.  The primary regulatory environment in Europe is that of the European Union, which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices.  Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout member states in the European Union, and other countries that comply with or mirror these directives.  The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment.  This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device.  Such an assessment is required in order for a manufacturer to commercially distribute the product throughout these countries.  ISO 9001 and ISO 13845 certifications are voluntary harmonized standards.  Compliance established the presumption of conformity with the essential requirements for a CE Marking.

Environmental Laws

            We are also subject to various federal, state, local and foreign laws and regulations relating to the protection of the environment, as well as health and safety. In the course of our business, we are involved in the handling, storage and disposal of certain chemicals. The laws and regulations applicable to our operations include provisions that regulate the discharge of materials into the environment. Usually these environmental laws and regulations impose “strict liability,” rendering a person liable without regard to negligence or fault on the part of such person. Such environmental laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, or for acts that were in compliance with all applicable laws at the time the acts were performed. We do not believe that we have been required to expend material amounts in connection with our efforts to comply with environmental requirements or that compliance with such requirements will have a material adverse effect upon our capital expenditures, results of operations or competitive position. Failure to comply with applicable environmental and related laws could have a material adverse effect on our business. In addition, because the requirements imposed by such laws and regulations are frequently changed, we are unable to predict the cost of compliance with such requirements in the future, or the effect of such laws on our capital expenditures, results of operations or competitive position.

Employees

            As of June 1, 2005, we had 11 full-time employees and no part time employees.  We believe that our future success will depend on our continued ability to attract, hire and retain qualified personnel.  None of our employees are represented by a labor union or are parties to a collective bargaining agreement, and we believe our employee relations are good.

Risk Factors

Risks Relating To Our Industry, Business And Strategy

If We Do Not Achieve Widespread Market Acceptance Of The Sci-Pro®, Or If Market Acceptance Of Our Clo-Sur P.A.D.® Declines, OurBusiness Prospects Will Be Seriously Harmed.

            Our Sci-Pro® is based on new engineering technology.  While we have confidence that the device will be a success, there is no guarantee of this.  Limited distribution started in January 2005, with commercial sales expected to begin within the next four months.  We received FDA clearance to market the device in the United States for specific use in biliary stone retrieval, and we are in the process of applying for approval for vascular applications.  Our future success will depend upon the medical community’s, patients’ and third-party payers’ continued acceptance of distal protection filters as medically therapeutic and cost-effective.    For the fiscal years ended 2004 and 2003, approximately 100% of our revenues were derived from the sale of our Clo-Sur P.A.D.®  Our future success will depend upon internal medicine, family practice and cardiologic physicians referring patients to interventional radiologists and/or interventional cardiologist to receive minimally invasive surgical procedures and using our Sci-Pro® and Clo-Sur P.A.D.® products.

            Negative publicity associated with any adverse medical effects attributed to minimally invasive cardiovascular and radiological procedures generally, or our products specifically, may create the market perception that our products are unsafe..  If we are not able to successfully educate physicians to properly use our products, or if the market determines or concludes that any of our products are not safe or effective for any reason, we may be exposed to product liability claims, product recalls, fines or other penalties or enforcement actions by regulatory agencies and associated adverse publicity. In addition, we have provided to our customers a satisfaction guarantee that requires us to accept the return of any inventory and credit the entire amount of the original order if a properly trained customer is not satisfied with the performance of our products. If we experience adverse publicity or are subject to product liability claims, excessive guarantee claims, recalls, fines and the like, we will be unable to achieve widespread market acceptance of our products and sustain profitability.

If We Experience Delays, Difficulties Or Unanticipated Costs In Establishing The Sales, Distribution And Marketing Capabilities Necessary To Successfully Commercialize Our Products, We Will Have Difficulty Maintaining And Increasing Our Sales.

            We are continuing to develop sales, distribution and marketing capabilities in the United States, the European Union, the Far East and in South America. It will be expensive and time-consuming for us to develop a global marketing and sales force. Moreover, we may choose, or find it necessary, to enter into strategic collaborations to sell, market and distribute our products. We may not be able to provide adequate incentive to our sales force or to establish and maintain favorable distribution and marketing collaborations with other companies to promote our products. In addition, any third party with whom we have established a marketing and distribution relationship may not devote sufficient time to the marketing and sales of our products thereby exposing us to potential expenses in exiting such distribution agreements. We and any of our third-party collaborators must also market our products in compliance with federal, state and local laws relating to the providing of incentives and inducements. Violation of these laws can result in substantial penalties. If we are unable to successfully motivate and expand our marketing and sales force and further develop our sales and marketing capabilities, or if our distributors fail to promote our products, we will have difficulty maintaining and increasing our sales.

We May Be Required To Expend Significant Resources For Research, Development, Testing And Regulatory Approval Of Our Products Under Development, And These Products May Not Be Developed Successfully.

            We are developing and commercializing products for medical applications using microsphere technology. Our next-generation product candidates are still in the early stages of research and development. These products, if successfully developed, may not provide greater benefits than current treatments or products, or alternative treatments or products under development. All of our products under development will require significant additional research, development, pre-clinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

•	be developed successfully;

•	be proven safe and effective in clinical trials;

•	offer therapeutic or other improvements over current treatments and products;

•	meet applicable regulatory standards or receive regulatory approvals;

•	be capable of production in commercial quantities at acceptable costs; or

•	be successfully marketed.

If We Are Unable To Obtain Adequate Product Liability Insurance, Then We May Have To Pay Significant Monetary Damages In A Successful Product Liability Claim Against Us.

            The development and sale of medical devices entails an inherent risk of product liability. For example, if we are not able to successfully educate physicians to properly use our products, or if the market determines or concludes that any of our products are not safe or effective for any reason, we may be exposed to product liability claims. Product liability insurance is generally expensive for medical device companies such as ours. Although we maintain limited product liability insurance coverage for our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all. Our existing insurance and any additional insurance we may subsequently obtain may not provide us with adequate coverage against all potential claims. If we are exposed to product liability claims for which we have insufficient insurance, we may be required to pay significant damages, which would prevent or delay our ability to commercialize our products and could harm our business and results of operations.

If We Are Not Able To Compete Effectively, We May Experience Decreased Demand For Our Products, Which May Result In Price Reductions.

            We have many competitors in the United States and abroad, including medical device and biotechnology companies, universities and other private and public research institutions. We have experienced increased competition since receiving FDA clearance for use of our Clo-Sur P.A.D.® Our success depends upon our ability to develop and maintain a competitive position in the cardiovascular and radiological  markets. Many of our competitors have greater capabilities, experience and financial resources than we do. As a result, they may develop products quicker or at less cost, that compete with our Clo-Sur P.A.D.®, Sci-Pro® and M-Bolus™. In addition, our competitors may develop technologies that render our products obsolete or otherwise noncompetitive.

            We may not be able to improve our products or develop new products or technologies quickly enough to maintain a competitive position in our market and continue to commercially develop our business. Moreover, we may not be able to compete effectively, and competitive pressures may result in less demand for our products and impair our ability to become profitable.

If We Fail To Maintain, Or In Some Instances Obtain, An Adequate Level Of Reimbursement For Our Products By Third-Party Payers, There May Be No Commercially Viable Markets For Our Products.

            The availability and levels of reimbursement by governmental and other third-party payers affects the market for any medical device. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount. These third-party payers continually attempt to contain or reduce the costs of healthcare by challenging the prices that companies such as ours charge for medical products. In some foreign countries, particularly the countries of the European Union where our products are currently marketed and sold, the pricing of medical devices is subject to governmental control, and the prices charged for our products have in some instances been reduced as a result of these controls. Additionally, in both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. These proposals, if adopted, could result in less revenue per procedure for us, and could affect our ability to market our products profitably.

If We Do Not Retain Our Senior Management, Other Key Employees, And Medical Advisors, We May Not Be Able To Successfully Implement Our Business Strategy.

            The loss of key members of our management team could harm us. We also depend on our medical advisors, all of whom have other commitments that may limit their availability to us. Our success is substantially dependent on the ability, experience and performance of these members of our senior management and other key employees, and medical advisors. Because of their ability and experience, if we lose one or more of these individuals, we may not be able to successfully implement our business strategy.

If We Do Not Attract And Retain Skilled Personnel, We Will Not Be Able To Expand Our Business.

            Our future success will depend in large part upon our ability to attract and retain highly skilled scientific, operational, managerial and marketing personnel, particularly as we expand our activities in product development, the regulatory approval process and sales and manufacturing. We face significant competition for these types of persons from other companies, research and academic institutions, government entities and other organizations. Consequently, if we are unable to attract and retain skilled personnel, we will not be able to expand our business.

If We Make Any Acquisitions, We Will Incur A Variety Of Costs And May Never Successfully Integrate The Acquired Business Into Ours.

            We may attempt to acquire businesses, technologies, services or products that we believe are a strategic complement to our business model. We may encounter operating difficulties and expenditures relating to integrating an acquired business, technology, service or product. These acquisitions may also absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may never realize the anticipated benefits of any acquisition. We may also make dilutive issuances of equity securities, incur debt or experience a decrease in the cash available for our operations, or incur contingent liabilities in connection with any future acquisitions.

If The Estimates We Make, And The Assumptions On Which We Rely, In Preparing Our Financial Statements Prove Inaccurate, Our Actual Results May Vary From Those Reflected In Our Projections And Accruals.

            Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. There can be no assurance, however, that our estimates, or the assumptions underlying them, will be correct. This, in turn, could adversely affect our stock price.

Risks Relating To Regulatory Matters

If We Do Not Obtain And Maintain The Regulatory Approvals Required To Market And Sell Our Products, Then Our Business May Be Unsuccessful.

            We are subject to regulation by government agencies in the United States and abroad with respect to the manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products. For example, our products are subject to approval or clearance by the FDA prior to marketing in the United States for commercial use. Similar regulations exist in most major foreign markets, including the European Union and Asia. The process of obtaining necessary regulatory approvals and clearances will be time-consuming and expensive for us. If we do not receive required regulatory approval or clearance to market our products, or if any approvals we have received are revoked or terminated, we may not be able to develop and commercialize our products and maintain profitable operations.

If The FDA Or Other Regulatory Agencies Place Restrictions On, Or Impose Additional Approval Requirements With Respect To Products We Are Then Marketing, We May Incur Substantial Additional Costs And Experience Delays Or Difficulties In Continuing To Market And Sell These Products.

            Even if the FDA grants us clearance with respect to marketing any product it may place substantial restrictions on the indications for which we may market the product, which could result in lower revenues. The marketing claims we are permitted to make in labeling or advertising regarding our Clo-Sur P.A.D.® and Sci-Pro® are limited to those specified in any FDA clearance or approval.

            We may in the future make modifications to our Sci-Pro® and Clo-Sur P.A.D.® or their labeling which we determine do not necessitate the filing of a new 510(k) notification. However, if the FDA does not agree with our determination, it will require us to make additional 510(k) filings for the modification, and we may be prohibited from marketing the modified product until we obtain FDA clearance. Similarly, if we obtain premarket approval, we may not be able to make product or labeling changes until we get FDA clearance.

            Further, the FDA has classified our Sci-Pro® device into Class II and our Clo-Sur P.A.D.® into Class I, which means that even though we have obtained clearance under Section 510(k) to market the device for certain indications, the FDA could in the future promulgate a regulation requiring premarket approval of the device under Section 515 of the Federal Food, Drug, and Cosmetic Act to allow it to remain on the market. We may experience difficulty in providing the FDA with sufficient data for premarket approval in a timely fashion, if at all. In addition, the FDA may require us to conduct a postmarket surveillance study that would require us to track specific elements of patient experience with our products after we have begun marketing it. If such a study revealed previously unknown adverse events or an unexpectedly high rate of adverse events, the FDA could place further restrictions on our marketing of the device, or rescind our clearance or approval.

            Our products will be subject to continuing FDA requirements relating to quality control, quality assurance, and maintenance of records, documentation, manufacturing, labeling and promotion of medical devices. We are also required to submit medical device reports to the FDA to report device-related deaths or serious injuries, as well as malfunctions, the recurrence of which would be likely to cause or contribute to a death or serious injury. These reports are publicly available.

If We Fail To Comply With Regulatory Laws And Regulations, We Will Be Subject To Enforcement Actions, Which Will Affect Our Ability To Market And Sell Our Products And May Harm Our Reputation.

            If we fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell our products successfully and could harm our reputation and lead to less acceptance of our products by the market. These enforcement actions include:

•	product seizures;

•	voluntary or mandatory recalls;

•	voluntary or mandatory patient or physician notification;

•	withdrawal of product clearances or approvals;

•	withdrawal of investigational device exemption approval;

•	restrictions on, or prohibitions against, marketing our products;

•	fines;

•	restrictions on importation of our products;

•	injunctions;

•	civil and criminal penalties; and

•	withdrawal of premarket approval or rescission of premarket notification clearance.

Risks Relating To Intellectual Property

Our Success Depends, In Part, On Our Ability To Obtain Patent Protection For Our Products, Preserve Our Trade Secrets, And Operate Without Infringing The Proprietary Rights Of Others.

            Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our technology, inventions and improvements that are important to the development of our business.  We have 13 U.S. patents and 2 U.S. patent applications pending relating to various aspects of our products and other cardiovascular devices.  Our patents or patent applications may be challenged, invalidated or circumvented in the future or the rights granted may not provide a competitive advantage.  We intend to vigorously protect and defend our intellectual property.  We do not know if patent protection will continue to be available for surgical methods in the future.  Costly and time-consuming litigation brought by us may be necessary to enforce our patents and to protect our trade secrets and know-how, or to determine the enforceability, scope and validity of the proprietary rights of others.

            We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position.  We typically require our employees, consultants, advisors and manufactures to execute confidentiality agreements in connection with their employment, consulting, or advisory relationships with us.  If any of these agreements are breached, we may not have adequate remedies available thereunder to protect our intellectual property or we may incur substantial expenses enforcing our rights.  Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary technology, or we may not be able to meaningfully protect our rights in unpatented proprietary technology.

            The medical device industry in general, and the industry segment that includes products for the treatment of cardiovascular disease in particular, have been characterized by substantial competition and litigation regarding patent and other intellectual property rights.  There can be no assurance that claims or proceedings will not be initiated against us by competitors or other third parties in the future.  Any such claims in the future, regardless of whether they have merit, could be time-consuming and expensive to respond to and could divert the attention of our technical and management personnel.

            We cannot assure that our current and potential competitors and other third parties have not filed or in the future, will not file patent applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights that will prevent, limit or interfere with our ability to make, use or sell our products either in the U.S. or internationally.  In the event we were to require licenses to patents issued to third parties, such licenses may not be available or, if available, may not be available on terms acceptable to us.  In addition, we cannot assure you that we would be successful in any attempt to redesign our products or processes to avoid infringement or that any such redesign could be accomplished in a cost-effective manner.  Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would harm our business.

If We Are Unable To Obtain Patent Protection For Our Products, Their Competitive Value Could Decline.

            We may not obtain meaningful protection for our technology and products with the patents and patent applications that we own or license relating to our technology or other ancillary products. In particular, the patent rights we possess or are pursuing generally cover our technologies to varying degrees, and these rights may not prevent others from designing products similar to or otherwise competitive with our Clo-Sur P.A.D.® and other products commercialized by us. To the extent that our competitors are able to design products competitive with ours without infringing our intellectual property rights, we may experience less market penetration with our products and, consequently, we may have decreased revenues.

            We do not know whether competitors have similar United States patent applications on file, since United States patent applications filed before November 28, 2000 or for which no foreign patents will be sought are secret until issued, and applications filed after November 28, 2000 are published approximately 18 months after their earliest priority date. Consequently, the United States Patent and Trademark Office could initiate interference proceedings involving our owned or licensed United States patent applications or issued patents. Further, there is a substantial backlog of patent applications at the United States Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

            We require our employees, consultants and advisors to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market.

If We Become Involved In Expensive Patent Litigation Or Other Proceedings To Enforce Our Patent Rights, We Could Incur Substantial Costs And Expenses Or Substantial Liability For Damages Or Be Required To Stop Our Product Development And Commercialization Efforts.

            In order to protect or enforce our patent rights, we may have to initiate legal proceedings against third parties, such as infringement suits or interference proceedings. By initiating legal proceedings to enforce our intellectual property rights, we may also provoke these third parties to assert claims against us and, as a result, our patents could be narrowed, invalidated or rendered unenforceable by a court. Furthermore, we may be sued for infringing on the intellectual property rights of others. We may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court regarding the proprietary rights of others. Intellectual property litigation is costly, and, even if we prevail, could divert management attention and resources away from our business.

            The patent position of companies like ours generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. We may not prevail in any patent-related proceeding. If we do not prevail in any litigation, we could be required to pay damages, stop the infringing activity, or obtain a license. Any required license might not be available to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be prevented from selling some of our products, which could decrease our revenues.

Risks Relating To Our Financial Results And Need For Financing

We Will Continue To Need Additional Funds, And If Additional Capital Is Not Available, We May Have To Limit, Scale Back Or Cease Our Operations.

            If we do not realize some or all of our revenue expectations, or otherwise fail to have sufficient capital for our planned operations, we may be required to secure financing arrangements or pursue strategic partners, neither of which may be available to us on favorable terms or at all. If adequate funds are not available, we may be required to defer or limit some or all of our sales, marketing, research, development and/or clinical projects.

            Our cash requirements may vary materially from those now planned due to a number of factors, including, without limitation, the amount of revenues we generate from sales of our products, in particular from the use of our Clo-Sur P.A.D.®, changes in our regulatory and marketing programs, production costs, anticipated research and development efforts, costs and time involved in pre-clinical and clinical testing, costs resulting from changes in the focus and direction of our research and development programs, competitive advances that make it harder for us to market and sell our products, the timing and cost of FDA regulatory review and the market’s acceptance of any approved products.

            We also expect to incur additional costs related to ongoing research and development activities, pre-clinical studies, clinical trials, the expansion of our manufacturing, laboratory and administrative functions, as well as costs relating to further market development and commercialization efforts. We may also need additional funds for possible strategic acquisitions of synergistic businesses, products and/or technologies. To continue our operations beyond the first quarter of 2005 and to fund the additional costs we expect to incur, we may need to raise substantial additional funds through additional public or private sales of equity, through borrowings, or through other financings. There is no assurance that we will be able to obtain any additional funds on acceptable terms. If adequate funds are not available, we may be required to delay, scale back or eliminate some of our research, development, sales and marketing initiatives, which would have a material adverse effect on our business, results of operations and ability to achieve profitability.

            We may need to raise additional funds to develop and commercialize our products successfully. If we cannot raise more funds, we could be required to reduce our capital expenditures, scale back our product development, reduce our work force and license to others products or technologies that we otherwise would seek to commercialize ourselves. Although we may seek additional funding through collaborative arrangements, borrowing money or the sale of additional equity securities, we may not receive additional funding on reasonable terms, or at all. Any sales of additional shares of our capital stock are likely to dilute our existing shareholders.

            Further, if we issue additional equity securities, the new equity securities may have rights or warrants or other securities exercisable for, or convertible into our capital stock, preferences or privileges senior to those of existing holders of our common stock. Alternatively, we may borrow money from commercial lenders, possibly at high interest rates, which will increase the risk of your investment in us.

Risks Relating To The Production And Supply Of Our Products

If We Experience Manufacturing Delays Or Interruptions In Production, Then We May Experience Customer Dissatisfaction And Our Reputation Could Suffer.

            If we fail to produce enough products at our own manufacturing facility or at a third-party manufacturing facility, we may be unable to deliver products to our customers on a timely basis, which could lead to customer dissatisfaction and could harm our reputation and ability to compete. We currently subcontract all manufacturing to an independent contract manufacturer in the United States. We would likely experience significant delays or cessation in producing our products at this facility if a labor strike, natural disaster, local or regional conflict or other supply disruption were to occur. If we are unable to manufacture our products with our contract manufacturer, we may be required to enter into arrangements with one or more alternative contract manufacturing companies. In addition, because we are required to depend on third-party manufacturers, our profit margins may be lower, which will make it more difficult for us to achieve profitability.

            Medical device manufacturers must adhere to the FDA’s current Good Manufacturing Practices regulations, which are enforced by the FDA through its facilities inspection program. The manufacturers may not be able to comply or maintain compliance with Good Manufacturing Practices regulations. If our manufacturers fail to comply, their noncompliance could significantly delay our receipt of new product premarket approvals or result in FDA enforcement action, including an embargo on imported devices. For a premarket approval device, if we change our manufacturing facility or switch to a third-party manufacturer, we will be required to submit a premarket approval application supplement before the change is implemented.

Because We Rely On A Limited Number Of Suppliers, We May Experience Difficulty In Meeting Our Customers’ Demands For Our Products In A Timely Manner Or Within Budget.

            We currently purchase key components of our products from a variety of outside sources. Some of these components may only be available to us through a few sources. We generally do not have long-term agreements with any of our suppliers.

            Our reliance on our suppliers exposes us to risks, including:

•	the possibility that one or more of our suppliers could terminate their services at any time without penalty;

•	the potential inability of our suppliers to obtain required components;

•	the potential delays and expenses of seeking alternative sources of supply;

•	reduced control over pricing, quality and timely delivery due to the difficulties in switching to alternative suppliers; and

•	the possibility that one or more of our suppliers could fail to satisfy any of the FDA’s required current Good Manufacturing Practices regulations.

            Consequently, in the event that our suppliers delay or interrupt the supply of components for any reason, our ability to produce and supply our products could be impaired, which could lead to customer dissatisfaction.

Risks Relating To Our Foreign Sales

We May Fail To Comply With International Regulatory Requirements And Could Be Subject To Regulatory Delays, Fines Or Other Penalties.

            Regulatory requirements in foreign countries for international sales of medical devices often vary from country to country.  In addition, the FDA must approve the export of devices to certain countries.  The occurrence and related impact of the following factors would harm our business:

•	delays in receipt of, or failure to receive, foreign regulatory approvals or clearance;

•	the loss of previously obtained approvals or clearances; or

•	the failure to comply with existing or future regulatory requirements.

            To market in Europe, a manufacturer must obtain the certifications necessary to affix to its products the CE Marking.  The CE Marking is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives.  In order to obtain and to maintain a CE Marking, a manufacturer must be in compliance with the appropriate quality assurance provisions of the International Standards Organization and obtain certification of its quality assurance systems by a recognized European Union notified body.  However, certain individual countries within Europe require further approval by their national regulatory agencies.

            We have completed CE Mark registration for the Clo-Sur P.A.D.® and are in the process of applying for CE Mark registration for the Sci-Pro® in accordance with the implementation of various medical device directives in the European Union.  Failure to maintain the right to affix the CE Marking or other requisite approvals could prohibit us from selling our products in member countries of the European Union or elsewhere.  Any enforcement action by international regulatory authorities with respect to past or future regulatory noncompliance could cause our business to suffer.  Noncompliance with international regulatory requirements could result in enforcement action such as prohibitions against us marketing our products in the European Union, which would significantly reduce international revenue.

We Sell Our Products Internationally Which Subjects Us To Specific Risks Of Transacting Business In Foreign Countries.

            In the future, international sales may become a significant portion of our revenue if our products become more widely used outside of the United States.  Our international revenue is subject to the following risks, the occurrence of any of which could harm our business:

•	foreign currency fluctuations;

•	economic or political instability;

•	foreign tax laws;

•	shipping delays;

•	various tariffs and trade regulations;

•	restrictions and foreign medical regulations;

•	customs duties, export quotas or other trade restrictions; and

•	difficulty in protecting intellectual property rights.

Because We Translate Foreign Currency From International Sales, Costs And Expenses Into U.S. Dollars We May Incur Losses Due To Fluctuations In Foreign Currency Translations.

            We recognize foreign currency gains or losses arising from our operations in the period incurred.  As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business will cause foreign currency translation gains and losses, which may cause fluctuations in our future operating results.  We do not currently engage in foreign exchange hedging transactions to manage our foreign currency exposure.

Risks Related To Our Stock

An Active Public Market For Our Common Stock May Not Develop Or Be Sustained, And Our Common Stock May Have A Volatile Public Trading Price.

            Our common stock does not trade in a public market. While we hope to establish a public market for our common stock, such a market may not develop or be sustained. As a result, our investors may not be able to sell their shares quickly or at the market price if trading in our stock is not active. If a public market does develop, the number of shares available for sale is, at least initially, anticipated to be limited. Therefore, the share price may be volatile.

Sales Of Substantial Amounts Of Our Common Stock, Or The Availability Of Those Shares For Future Sale, Could Adversely Affect Our Stock Price And Limit Our Ability To Raise Capital.

            We are unable to predict the effect, if any, that future sales of common stock or the potential for such sales may have on the market price of the common stock prevailing from time to time. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

We Have Not Paid Cash Dividends And Do Not Expect To In The Foreseeable Future, Which Means That The Value Of Our Shares Cannot Be Realized Except Through Sale.

            We have never declared or paid cash dividends. We currently expect to retain earnings for our business and do not anticipate paying cash dividends on our common stock at any time in the foreseeable future. Because we do not anticipate paying cash dividends in the future, it is likely that the only opportunity to realize the value of our common stock will be through a sale of those shares. The decision whether to pay cash dividends on common stock will be made by the board of directors from time to time in the exercise of its business judgment. Furthermore, we may be restricted from paying dividends by the terms of any credit facility we may enter into in the future.

A Substantial Number Of Shares Of Our Common Stock Is Concentrated In The Hands Of Our Existing Directors And Executive Officers. As A Result, You May Not Be Able To Exert Meaningful Influence On Significant Corporate Decisions.

            Our directors and executive officers beneficially own, in the aggregate, approximately 42% of our outstanding shares of common stock. These persons, acting together, will be able to exercise significant influence over all matters requiring shareholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, have the ability to control the management and affairs of our company. This concentration of ownership may harm the market price of our common stock by delaying or preventing a change in control of our company at a premium price even if beneficial to our other shareholders.

Our Common Stock May Be Subject To The SEC's Penny Stock Sales Rules.

            The SEC has adopted regulations which generally define penny stocks to be equity securities that have a market price of less than $5.00 per share. Such designation imposes additional sale practice requirements on broker-dealers which sell such securities to persons other than established customers and institutional accredited investors.

            For transactions covered by these regulations, a broker-dealer must make a special suitability determination for the purchaser. A broker-dealer must obtain from the potential purchaser information concerning the person’s financial situation, investment experience and investment objectives and, based upon that and other information available to it, make a determination that transactions in penny stocks are suitable for the purchaser and that the purchaser has sufficient knowledge and experience in financial matters so that the purchaser reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. A broker-dealer must also receive the purchaser’s written consent to the transaction prior to sale.

            These penny stock rules may restrict the ability of brokers, dealers and investors to sell our common stock to the extent our common stock may be subject to such rules.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

            The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this registration statement.  In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions.  Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this registration statement.

Executive Summary

            We develop, manufacture and market our proprietary medical devices for minimally invasive cardiovascular and radiology surgical procedures which are performed by entering the body through an artery such as the femoral artery in the thigh, and traveling to the targeted area through the arterial system with specialized instrumentation.  Cardiac catheterization is an example of one of these procedures.  Our devices are designed to make these procedures easier for the doctor to perform and safer for the patient, by reducing required time in the operating room, speeding up the recovery time and assisting in eliminating debris that could cause complications.

            We currently have two of our products on the market:  the Clo-Sur P.A. D.® and the Sci-Pro® .014.  The Clo-Sur P.A.D.® utilizes our proprietary polymer in a topical pad to assist in rapidly stopping bleeding and facilitating wound closure following a minimally invasive procedure.  The Sci-Pro® is designed as a unique, mechanical guide wire-based embolic retrieval device and filter for use downstream during a minimally invasive procedure.  The Sci-Pro® is designed to reduce the possibility of surgical debris moving downstream during surgery and through the vascular system where complications may result.  We also are in the process of developing our M-Bolus product line, which consists of small spheres to be used in the treatment of uterine fibroid tumors.  Instead of the traditional treatment of hysterectomy, the M-Bolus microspheres are designed to allow a physician to treat uterine fibroids by injecting microspheres directly into the small arteries that feed the fibroid tumors.  The M-Bolus spheres then are designed to stick together and block the blood supply feeding the tumors, causing the tumors to shrink and go away.  We expect to release the M-Bolus product line later this year upon receipt of necessary regulatory approval.

            We believe our strengths are our management team and staff, and the fact that our products are designed to be simple and cost effective.   We believe in an open work environment where each employee’s contribution is valued and encouraged.

            We currently generate revenues from product sales of our Clo-Sur P.A.D.® device in the U.S., Europe and Latin America.  The Sci-Pro® was recently released for sale, and, to date, no material revenues have been received from the sale of this product.

            We have received FDA 510K clearance for both the Clo-Sur P.A.D.® and the Sci-Pro®.  Clo-Sur P.A.D.® is approved for the local management of bleeding wounds and to provide a barrier to bacterial penetration.  The indicated uses include lacerations, abrasions, nose bleeds, as well as skin surface puncture sites for vascular procedures, percutaneous catheters or tubes.  Sci-Pro® is approved under a 510(k) application for use during urological and/or gastroenterological procedures requiring removal of calculi, debris and/or fragment retrieval of catheter tubing, wire guides, pull wires, plastic stents, and other foreign objects. We are in the process of preparing to file a 510(k) application with FDA for expanded uses within the next 6 months.  Sci-Pro® has been successfully used in porcine carotid artery procedures in the United States.

            We also have received CE Mark approval for both devices.  CE Mark approval is a certification granted by European regulatory bodies, or by some manufacturers with satisfactory quality system, that substantiates the compliance of products with specific standards of quality and/or safety.  This approval is generally required prior to the commercialization of a medical device in the European Union.

            We believe our products to be well suited to the minimally invasive vascular surgery market. While our devices are innovative and economical, ultimately our success will depend upon the acceptance by the medical community, patients and third party payers of the importance of our products for an effective, therapeutic and cost-effective procedure.

Results of Operations

Three Months Ended March 31, 2004 and 2005

Revenues

            Total revenues for the three months ended March 31, 2005 increased to $827,317 from $537,769 for the same period in 2004.  Of the $289,548 or 53.8% increase in product sales in 2005, $275,052 came from an increase in the sales of the Clo-Sur P.A.D.® and $14,450 came from initial sales of the Sci-Pro®.  We expect sales of both of these products to increase and account for substantially all of our revenues in 2005.

Cost of Product Sales

            Costs of product sales for the three months ended March 31, 2005 were $271,331 compared with $151,563 for the same period in 2004.  The 79% or $119,768 increase was due to the increase number of Clo-Sur P.A.D.®s manufactured and sold, an increase in the manufacturing cost of the Clo-Sur P.A.D.® and the cost of manufacturing the Sci-Pro units.

            Gross margin decreased to 67.2% for the three months ended March 31, 2005 compared with 71.8% for the same period in 2004, due in part to the increased manufacturing costs of the Clo-Sur P.A.D.® and the lower gross margins associated with the Sci-Pro.  We expect the future gross margin will be highly correlated with the following factors:

•	Revenue growth

•	Production levels; and

•	Sub-contracted manufacturer and supplier agreement terms and conditions.

Research and Development Expense

            Research and development costs are charged to operations as incurred.  These costs include consumable supplies and materials to be used for the development process and the cost of testing and consulting related to filings with the FDA.  Research and development costs are expensed as incurred and amounted to $95,401 and $102,762 for the first three months ended March 31, 2005 and 2004, respectively.

Marketing and Sales Expenses

            Marketing and sales expenses for the three months ended March 31, 2005 decreased to $29,008 or 3.5% of total revenues for the measured period from $48,048 or 8.9% of total revenues for the same period in 2004.  The decrease is primarily due to a decrease in independent sales representative commissions linked to a decrease in the number of independent sales representatives retained by use, as well as a decrease in the shows and exhibitions at which we hosted exhibits. We expect these expenses to increase as the Sci-Pro is released in wider distribution later this year and as we launch our direct sales of the Clo-Sur P.A.D.®within the next two months.  We anticipate that sales and marketing spending will increase in absolute dollars as a result of the expansion of our sales effort, high commissions paid to independent sales representatives as we transition from a distribution network to an independent sales network, higher promotional expenses, and additional investments in the sales, marketing and support staff necessary to market our existing products and to commercialize future products.  Further absolute dollar increases in sales and marketing expenses are expected to be driven by increased sales volumes form our expanding product lines.

General and Administrative Expense

            General and administrative expenses decreased to $281,132 or 34.0% of total revenues in the first three months of 2005 from $304,715 or $56.7% of total revenues for the same period in 2004.  The absolute dollar decrease is primarily due to a reduction in insurance costs, a lower payout of salaries and a decrease in accounting costs, while the decrease as a percentage of total revenues is also due to an increase in total revenues.  We anticipate that general and administrative expenses will decrease as a percentage of product sales but will increase in dollar amounts as we incur additional legal expenses and continue business development activities.

Interest and Other Income

            Interest income for the first three months ending March 31, 2005 was $6,841 compared with $5,396 for the same period in 2004.  The increase in interest income from 2004 to 2005 was primarily due to increased in the average daily invested cash balances and interest rates on available investment grade assets.

Liquidity and Capital Resources

            We have historically funded our operations primarily from the net proceeds provided by private equity offerings and revenues from the sale of the Clo-Sur P.A.D.®  As of March 31, 2005, we had $2,396,445 in cash as compared to $2,099,037 in cash on March 31, 2004.

            We estimate that we can satisfy our cash requirements for the next 12 months with the cash on hand and through revenues generated from product sales.  However, if unexpected events arise and our cash requirements increase materially, we may be forced to seek debt and/or equity financing on terms and conditions that may be unfavorable to us, if available at all.

Years Ended December 31, 2003 and 2004

Revenues

            Total revenues for the year ended December 31, 2004 were $3,236,790 and were $3,505,684 for the same period in 2003  Of the $268,894 or 7.67% change in product sales in 2004, $74,543 was due to a one time sale of stent inventory in 2003, and $61,128 was due to a contractual price adjustment made in the sales price of the Clo-Sur P.A.D.® to Medtronic Vascular.  In addition, in 2003 Medtronic purchased inventory as our distributor as an initial stocking order, in addition to amounts that were purchased to fill customer orders.  No stocking inventory was required or placed by Medtronic in 2004.  The majority of our revenues for 2004 were derived from the sale of Clo-Sur P.A.D.s®  In addition to Medtronic serving as distributor for the Clo-Sur P.A.D.®, we have strategically focused on establishing a wide network of independent sales representatives to sell both the Clo-Sur P.A.D.®and the Sci-Pro®.  Accordingly, we expect sales of both of these products to increase and account for substantially all of our revenues in 2005.

Costs of Product Sales

            Costs of product sales for the year ended December 31, 2004 were $963,274, compared with $1,051,917 for the same period in 2003.  The 8.4% or $88,643 decrease was due in part to the following factors:

•	the stent inventory sold by us in 2003 had a cost of goods that represented 49.6% of the revenues derived from the sale; and

•	there was a market driven contractual decrease in the sale price of the Clo-Sur P.A.D.®in 2004 that accounted for a $40,000 decrease in revenue.

            Gross margin increased to 70.2% in 2004 from 70.0% in 2003, due in part to lower profit margin of the stents sold in 2003, decreased freight and delivery charges in 2004, and decreased regulatory fees in 2004.  We expect the future gross margin will be highly correlated with the following factors:

•	revenue growth;

•	production levels; and

•	sub-contracted manufacturer and supplier agreement terms and conditions.

Research and Development Expense

            Research and development costs are charged to operations as incurred.  These costs include consumable supplies and materials to be used for the development process and the cost of testing and consulting related to filing with the FDA.  Research and development costs are expensed as incurred and amounted to $419,944 and $492,711 for the years ended December 31, 2004, and 2003, respectively.

Marketing and Sales Expenses

            Marketing and sales expenses increased to $346,109 or 10.7% of total revenues in 2004 from $229,835 or 6.5% of total revenues in 2003.  This increase is primarily due to an increase in commissions and expenses paid to an independent sales consultant retained by us for the European market, a position which does not exist at the present time.  We anticipate that sales and marketing spending will continue to increase in absolute dollars as a result of the expansion of our sales effort, higher commissions paid to independent sales representatives as we transition from a distribution network to an independent sales network, higher promotional expenses, and additional investments in the sales, marketing and support staff necessary to market our existing products and to commercialize future products.  Further absolute dollar increases in sales and marketing expenses are expected to be driven by increased sales volumes from our expanding product lines.

General and Administrative Expense

            General and administrative expenses decreased to $1,402,024 or 43.3% of total revenues in 2004 from $1,615,104 or 46.1% of total revenues in 2003.  This decrease is primarily due to a decrease in salaries and bonuses linked to a one-time transaction bonus given to key personnel in 2003.  We anticipate that in the future, general and administrative expenses will decrease as a percentage of product sales, but will increase in dollar amounts as we incur additional legal expenses and continue business development activities.

Interest and Other Income

              Interest income for the year ended December 31, 2004 was $23,476.42 compared with $24,154.13 in 2003.  The decrease in interest income from 2003 to 2004 was due primarily to decreases in the average daily invested cash balances and interest rates on available investment grade assets.

Income Tax Benefit (Provision)

            We had net operating loss carry-forwards for federal and state income tax purposes of approximately $4,169,000 at December 31, 2004.  The ability to utilize the losses is subject to annual limitations.  The carry-forwards expire at various times through 2017.  The temporary differences that give rise to a deferred tax asset at December 31, 2004, are approximately as follows:

Net Operating losses	$1,417,400
Depreciation and Amortization	3,400
Less: Valuation Allowance	1,136,600

Net Deferred tax asset	$284,200

            The net change in the valuation allowance for the years ended December 31, 2004 and 2003 was a decrease of $29,774 and an increase of $329,660, respectively.

            In assessing the amount of deferred tax asset to be recognized, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized.  Sufficient uncertainty exists regarding the realization of these net operating loss carry-forwards.  Therefore, a valuation allowance of approximately $1,136,600 has been established.

Liquidity and Capital Resources

            We have historically funded our operations primarily from the net proceeds provided by private equity offerings and revenues from  the sale of the Clo-Sur P.A.D.®  At December 31, 2004, we had $2,229,054 in cash and a $3,066,630 working capital surplus as compared to $2,470,530 in cash and a $2,920,071 working capital surplus at December 31, 2003.  The decrease in cash and working capital is mainly attributable to expenditures for research and development, and a decrease in year-end inventories, offset by a year-end increase in accounts payable for manufactured product.

            We estimate that Scion can satisfy its cash requirements for the next 12 months with cash on hand and through revenues generated from product sales.  However, if unexpected events arise and our cash requirements increase materially, we may be forced to seek debt and/or equity financing on terms and conditions that may be unfavorable to us, if available at all.

Critical Accounting Policies

            The discussion and analysis of our financial condition and results of operations are based upon our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure at the date of our financial statements.  The significant accounting policies which we believe are most critical in gaining an understanding of our financial statements include policies and judgments relating to revenue recognition, accounts receivable, inventories and  taxes.  Actual results could differ materially from these estimates.  Our significant accounting policies are summarized in Note 1 to our financial statements.  The significant accounting policies which we believe are the most critical in gaining full understanding and evaluating our reported financial results include the following:

Revenue Recognition.

            We recognize revenues when a sale has been executed, delivery has occurred, and collectibility of the fixed or determined price is reasonably assured.  To date, returns related to product satisfaction have been minimal and immaterial.  While such returns have historically been within our expectations, we cannot guarantee that we will continue to experience the same return rates that we have in the past.  Any significant change in product satisfaction and any resulting credit returns could have a material adverse impact on our operating results for the period or periods in which such returns materialize.

Accounts Receivable

            We conduct business and extend credit based on the evaluation of our customers’ financial condition, generally without requiring collateral.  Exposure to losses on receivables is expected to vary by customer due to the financial condition of each customer.  We monitor credit losses and maintain allowances for anticipated losses considered necessary under the circumstances.  Recoveries of accounts previously written off are recognized as income in the periods in which the recoveries are made.  As of December 31, 2004, we determined that an allowance for uncollectible amounts was not necessary since all accounts receivable were deemed collectible.  We  cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Inventories

            Inventories, consisting of raw materials and finished goods, are stated at the lower of cost or market, cost being determined on a weighted-average cost basis.  We record reserves for slow moving and obsolete inventories when considered necessary.  As of December 31, 2004, no reserve was considered necessary.

Income Taxes

            We utilize SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns.  Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Recent Accounting Pronouncements

            In January 2003, the FASB issued Interpretations No. 46, “Consolidation of Variable Interest Entities.”  FIN No. 46. addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or “SPEs”).  We do not have any variable interest entities as defined by FIN No. 46 and therefore the interpretation did not affect our financial position, results of operations or cash flows.

            In April 2003, the FASB issued Statement No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.”  This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133, “Accounting for Derivatives Instruments and Hedging Activities.” The provisions of this statement are effective for all derivatives and hedging activities entered into after June 30, 2003.  We did not have any derivatives or hedging activities and therefore the standard did not affect our financial position, results of operations or cash flows.

            In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  SFAS No. 150 establishes standards on the classification and measurement of certain instruments with characteristics of both liabilities and equity.  The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2002 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003.  SFAS No. 150 did not have a material effect on our financial statements.

            In December 2004, the FASB issued SFAS No. 123R, “Accounting for Stock-Based Compensation.” This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period).  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.

            In addition, a public entity is required to measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. The fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

            For public entities that file as small business issuers, this statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005.

            At the required effective date, all public entities that used the fair value based method for either recognition or disclosure under Statement 123 are required to apply this statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro-forma disclosures. For periods before the required effective date, those entities may elect to apply the modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. The Company does not expect SFAS No. 123R to have a material effect on its financial statements.

ITEM 3.  DESCRIPTION OF PROPERTY.

            Our principal executive offices and our administrative, sales and marketing and research and development operations are located at 14256 S.W. 119th Avenue, Miami, Florida 33186.  The facility also provides space for us to warehouse our products prior to sale, as well as a clean room for conducting limited manufacturing operations.  We lease this 9,600 square foot facility pursuant to a 3-year lease expiring on March 31, 2008 from an unrelated party.  Current rentals are $6,984.91 per month.  We believe that our premises are adequate for our current and future needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

            The table below sets forth information known to us regarding the beneficial ownership of our common stock and preferred stock as of June 1, 2005, by each of the following:

•	each person known to us to be the beneficial owner of more than 5% of our outstanding common stock or preferred stock;

•	each named executive officer;

•	each of our directors; and

•	all executive officers and directors as a group.

            Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to securities.  Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 1, 2005 are deemed outstanding for purposes of computing the beneficial owned by any other person.  Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.  Unless otherwise indicated, the principal address of each of the shareholders below is 14256 S.W. 119th Avenue, Miami, Florida 33186.

	Common Stock Beneficially Owned (1)			Preferred Stock Beneficially Owned (1)

Name and Address of Beneficial Owner	Number		Percentage Ownership	Number	Percentage Ownership

5% Shareholders:
L.R.R. Family Partners, Ltd. One Willow Pond Woodbury, NY 11797	1,300,550		12.76%	0	-
Stephen Chakoff 9417 S.W. 77th Court Miami, FL 33139	846,380	(2)	8.26%	0	-
Medtronic International, Ltd 710 Medtronic Parkway Minneapolis, MN 55432	0		-	763,000	100%
Named Executive Officers and Directors:
Melvin E. Levinson, M.D.	2,239,720	(3)	21.44%	0	-
George Golik	1,200,000	(4)	11.54%	0	-
Michael P. Levinson, M.D., J.D.	648,630	(5)	6.27%	0	-
Raymond Diaz	110,000	(6)	1.07%	0	-
Barry Katzen	0		-	0	-
Leonard Pinchuk, PhD	0		-	0	-
Seymour Zwickler	449,180	(7)	4.41%	0	-

All directors and officers as a group (7 persons)	4,597,530		42.16%	0	0

___________________

*	Less than 1%.
(1)

Percentage ownership is based on 10,195,000 shares of common stock and 763,000 shares of preferred stock outstanding as of June 1, 2005.  Share amounts reflect 10 for 1 stock split which occurred on June 1, 2005.

(2)

Includes 50,000 shares of which Mr. Chakoff has the right to acquire within 60 days of June 1, 2005 pursuant to the exercise of options.  The options have an exercise price of $3.75 per share and expire June 30, 2012.

(3)

Includes 1,687,960 shares held jointly with Dr. Levinson’s wife.  Also includes 250,000 shares of which Dr. Levinson has the right to acquire within 60 days of June 1, 2005 pursuant to the exercise of options.  The options have an exercise price of $1.50 per share.  Of these options, 100,000 expire January 1, 2012, 50,000 expire June 30, 2012, and 100,000 expire January 31, 2013.

(4)

Includes 500,000 shares held by Mr. Golik’s wife.  Also includes 200,000 shares of which Mr. Golik has the right to acquire within 60 days of June 1, 2005 pursuant to the exercise of options.  The options have an exercise price of $1.50 per share.  Of these options, 100,000 expire January 1, 2012 and  100,000 expire June 30, 2012.

(5)

Includes 15,000 shares held by Dr. Levinson’s minor daughter.  Also includes 150,000 shares of which Dr. Levinson has the right to acquire within 60 days of June 1, 2005 pursuant to the exercise of options.  The options have an exercise price of $1.50 per share.  Of these options, 50,000 expire January 1, 2012, 50,000 expire June 30, 2012, and 50,000 expire January 31, 2013.

(6)

Includes 110,000 shares of which Mr. Diaz has the right to acquire within 60 days of June 1, 2005 pursuant to the exercise of options.  The options have an exercise price of $1.50 per share.  Of these options, 50,000 expire January 1, 2012, 25,000 expire January 8, 2012, 10,000 expire June 30, 2012, and 25,000 expire January 8, 2013.

(7)	Shares are held by Seymour Zwickler Revocable Trust and Mr. Zwickler has the power to vote and/or dispose of such shares.

Change in Control Agreements

            There are no understandings, arrangements or agreements known by management at this time which would result in a change in control of Scion.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

            The following table sets forth certain information concerning our executive officers and directors as of June 1, 2005.

Name	Age	Position

Melvin E. Levinson, M.D.	76	Chief Executive Officer and Chairman of the Board of Directors
George Golik	46	President and Director
Michael P. Levinson, M.D., J.D.	43	Executive Vice President and General Counsel
Raymond Diaz	42	Director of Engineering
Barry Katzen, M.D.	58	Director
Leonard Pinchuk, PhD	50	Director
Seymour Zwickler	75	Director

            Melvin E. Levinson, M.D., is a founder of SCV and has served as our Chairman and CEO since the company was formed in 1999.  He is a board certified general and vascular surgeon, who for the last 17 years has applied his medical expertise to business.  As Chairman and CEO of Scion, Dr. Levinson combines his expertise in medicine with an extensive history of successful business endeavors to assist us in achieving our mission of becoming a leading developer, manufacturer and distributor of minimally invasive cardiovascular medical devices.  From 1988 to 1997, Dr. Levinson was Chairman of MedExec, Inc., an international company that operated primary care medical clinics and provided managed care services to more than 30,000 patients throughout the U.S.  From 1993 to 1995, Dr. Levinson served as Chairman of Midway Airlines.  From 1990 to 1993, Dr. Levinson was chairman of HealthInfusion, Inc., a publicly traded infusion therapy company.  Under his leadership, the company developed 36 branches covering 37 states and grew to more than $100 million in annual revenue in three years.  In 1993, HealthInfusion merged with three other companies to form Coram Healthcare Corporation, Inc., becoming the world’s largest infusion company with annual sales approximating $500 million.  Dr. Levinson is a managing member of MedServ International, an endoscope and instrument repair and manufacturing company located in Beltsville, Maryland and Pfullendorf, Germany.  Dr. Levinson received his B.S. in Biology from the University of Florida and his M.D. from the University of Health Sciences/Chicago Medical School.

            George Golik, is a founder of SCV and has served as our President and a director since the company was formed in 1999.  He has more than 20 years experience in the medical device and equipment industries.  His significant experience in developing national and international marketing channels has been a critical factor in Scion’s successful evolution from development to sales of its proprietary medical devices.  From 1988 to 1997, Mr. Golik owned and operated Innovative Medical, Inc., which distributed medical devices in the southeast U.S. and Latin America.  Mr. Golik sold this business to Critical Care Concepts (3CI) a national distributor in late 1997.  In 1994, Mr. Golik co-founded Uni-Cath, Inc., a manufacturer of coronary angioplasty balloon catheters and stents.  Mr. Golik acted as the Director of Marketing for the business and established sales and distribution in Europe, Latin America, the Middle East and the Far East.  The business was then sold to a European conglomerate – CH Werfen (Bolton Medical), Switzerland, in 1998.  Mr. Golik was also the owner of Neuhaus Laboratories, Inc., from 1993 to 1999, a company that marketed an infusion catheter (Protect) through Bard Radiology, a division of C.R. Bard Inc.  The Protect Catheter was sold to Toray Medical Industries, Tokyo, Japan in 1999.  From 1980 to 1987, Mr. Golik acted as a sales representative with Caremed, Inc., a distributor of anesthesia, critical care equipment and disposables.  Mr. Golik received his B.S. in Marketing from Florida State University.

            Michael P. Levinson, M.D., J.D., has served as our Executive Vice President and General Counsel since October 2000.  He is both a physician and an attorney with experience in corporate and healthcare transactional and operational matters.  He has extensive knowledge of a wide range of legal and administrative issues, including corporate operations, mergers and acquisitions, medical ethics, confidentiality, Medicare and Medicaid reimbursement and regulatory compliance.  From 1999 to 2000, Dr. Levinson was an attorney with the health law group at the international law firm of McDermott, Will & Emery, where he focused on transactional, operational, regulatory, and compliance matters for corporate and professional health care clients, including medical device manufacturers, hospitals, clinics, physicians, managed care entities, provider networks, laboratories, home health agencies and nursing homes.  Previously, Dr. Levinson practiced corporate and healthcare law with the firms of Steel Hector & Davis, LLP from 1996 to 1999 and Greenberg Traurig from 1993 to 1996.  Dr. Levinson received his J.D. from the University of Virginia School of Law, his M.D. from the University of Health Sciences/Chicago Medical School and his B.A. from the University of Pennsylvania.  Dr. Levinson is admitted to the Florida, District of Columbia, and Colorado Bars and is licensed to practice medicine in Florida and Virginia.

            Raymond Diaz, has served as our Director of Engineering since 2001.  He brings more than 17 years of experience in manufacturing, quality assurance and product development to Scion.  Since joining Scion, Mr. Diaz has led the development efforts for our Sci-Pro® device and has formalized our corporate policies and procedures.  In addition, Mr. Diaz has overseen the construction of Scion’s engineering laboratory, assuring that specifications meet industry standards.  From 1984 through 1988, Mr. Diaz worked for General Electric Corporation as an engineer performing quality control and process engineering responsibilities.  From 1988 to 1991 Mr. Diaz worked for Theratek International, a medical products firm then owned by Cordis Corp., as an engineer performing manufacturing and engineering duties.  Theratek was sold to Dow Corning in 1991, and from 1991 though 1995, Mr. Diaz continued to work for Theratek as an engineer performing product development responsibilities.  From 1995 through 2000, Mr. Diaz held several positions within Cordis Corp., including leading several research and development efforts for medical products within the coronary and interventional radiation therapy areas.  Mr. Diaz received his B.S. from Boston University’s College of Engineering, cum laude.

            Barry Katzen, M.D.,was named a director of Scion in January 2005.  Dr. Katzen founded the Miami Cardiac & Vascular Institute in Miami, Florida in 1987 and currently serves as the medical director.  Dr. Katzen is also been a clinical professor of radiology at the University of Miami School of Medicine.  Previously, Dr. Katzen was director of cardiovascular and interventional radiology and director of the non-invasive vascular laboratory at Alexandria Hospital in Virginia.  While at Alexandria Hospital, Dr. Katzen also served as a consultant for the National Institute of Health, Walter Reed Army Medical Center and the National Naval Medical Center in Bethesda, Maryland.   Dr. Katzen is a fellow in the American College of Cardiology, the American College of Radiology and the Society of Cardiovascular and Interventional Radiology and is a member of the North American Chapter of the International Society for Cardiovascular Surgery and serves on the editorial board of The Journal of Vascular and Interventional Radiology.  Dr. Katzen received his M.D. from the University of Miami School of Medicine in 1970 from the University of Miami.

            Leonard Pinchuk, PH.D., was named a director of Scion in January 2005.  Dr. Pinchuk is the President and CEO of Innovia LLC, a Florida company focusing on medical devices and advancements in the field of biotechnology, which he founded in 2002.  Dr. Pinchuk has also served as an adjunct professor of biomedical engineering at the University of Miami since 1989.  From 1999 to 2002, Dr. Pinchuk was Chief Scientist at Syntheon LLC, where his primary responsibility was founding VeinRx, LLC, a subsidiary corporation that established a catheter based treatment for large varicose veins.  From 1998 to 2000, Dr. Pinchuk served as Vice President of Research and Development for Boston Scientific Vascular/Corvita and later as a consultant for Boston Scientific.  Dr. Pinchuk was Vice President of Research and Development of Pfizer, Inc., Schneider Worldwide/Corvita from 1996 to 1998.  From 1987 to 1996, Dr. Pinchuk was the Vice President of Product Development and Corporate Secretary of Corvita Corporation, a Nasdaq listed medical device company which he co-founded and which was subsequently sold to Pfizer in 1996 and then purchased by Boston Scientific in 1998.  Dr. Pinchuk was manager of the applied physics and chemistry department of Cordis Corporation from 1983 to 1987.  Dr. Pinchuk is a member of the Sigma XI Scientific Research Society, the American Chemical Society, the Society of Bio Materials, the American Society for Testing Materials, the Health Industry Manufacturers Association, the Society of Plastics Engineering and Iron Arrow.  He also serves on the Board of Advisors of the Biomedical Engineering Department at Florida International University.  Dr. Pinchuk received a Ph.D. in Engineering, Chemistry and Medicine from the University of Miami, an M.S. in Biomedical Engineering from the University of Miami and a B.S. in Chemistry from McGill University.

            Seymour Zwickler was named a director of Scion in January 2005. Mr. Zwickler has served as Chairman of the Board for Zwickler Financial Service Corp., a private investment and advisory services firm since 1996.  Since 2001, he has also served as Chairman of the Board for Electrolytic Technologies Corp., a manufacturer of on-site chemical machines for municipal water systems.  Mr. Zwickler worked for Gruntal & Company from 1997 through 2002, where he was a partner and Managing Director.  Mr. Zwickler currently serves as Chairman of the Board of Chatham Corp. and is a director of Laser Industries, Pico Products, Inc., Creative Computer Corp. and Walker Telecommunications Corp. Mr. Zwickler attended Long Island University and City College of New York and received an LLB from Brooklyn Law School.

Executive Officers

            Our executive officers are elected by, and serve at the discretion of, our board of directors.

Board of Directors

            Our authorized number of directors is five.

Board Committees

            We do not currently have any committees of our board of directors, however at this time, the board of directors currently serves as our audit committee.

Family Relationships

            Dr. Melvin Levinson, our Chief Executive Officer and Chairman of the Board of Directors, is the father of Dr. Michael Levinson, our Executive Vice President and General Counsel.  Aside from this family relationship, there are no other family relationships among our directors or executive officers.

ITEM 6.  EXECUTIVE COMPENSATION.

Executive Officer Compensation

          The following table sets forth summary information concerning compensation of our chief executive officer and each of our other four most highly compensated executive officers as of the end of the last fiscal year.  We refer to these persons as our named executive officers elsewhere in this prospectus.  Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of 10% of their total annual compensation.

SUMMARY COMPENSATION TABLE
Annual Compensation					Long Term Compensation
					Awards		Pay- outs
(a) Name And Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Other Annual Compen- sation ($)(2)	(f) Restricted Stock Award(s) ($)	(g) Options/ SARs (#)(1)	(h) LTIP Pay- outs ($)	(i) All Other Compen- sation ($)

Melvin E Levinson, M.D. CEO and Chairman of Board of Directors	2004 2003 2002	84,000 84,000 28,000	20,000 50,000 60,000	1,544 0 0	- - -	- - 150,000	- - -	- - -

George Golik President	2004 2003 2002	192,000 192,000 162,000	20,000 50,000 69,500	19,154 18,874 17,746	- - -	- - 200,000	- - -	- - -

Michael P. Levinson, M.D., J.D. Executive Vice President and General Counsel	2004 2003 2002	96,000 96,000 52,000	20,000 50,000 50,000	12,098 5,520 720	- - -	- - 100,000	- - -	- - -

Raymond Diaz Director of Engineering	2004 2003 2002	120,000 120,000 96,750	20,000 50,000 30,000	15,207 15,337 15,214	- - -	- - 60,000	- - -	- - -

(1)	As adjusted to reflect 10 for 1 stock split which occurred on May 5, 2005.
(2)	Includes car allowance, health insurance and cell phone.

Director Compensation

            For serving on our board of directors, directors receive an annual fee of $10,000.

Employment Agreements

            We have entered into employment and consulting agreements with the following directors and executive officers:

Melvin Levinson, M.D.

            We entered into a consulting agreement with Melvin Levinson, M.D., effective October 27, 2004.  Under the agreement, we engaged Dr. Levinson to perform product development, management consulting and long-range strategic planning services.  Dr. Levinson receives a consulting fee of $84,000.  Under separate agreements, Dr. Levinson received options to purchase up to 25,000 shares of our common stock at an exercise price of $15 per share.  The initial term of the consulting agreement is 3 years, and the consulting agreement renews automatically for successive 3-year terms until either party elects to terminate it.  If we terminate Dr. Levinson’s consulting agreement for cause, Dr. Levinson will receive three months of severance pay and one year of health insurance coverage under our group health plan.

George Golik

            We entered into an employment agreement with George Golik, our President, effective October 27, 2004.  Mr. Golik receives a base salary of $192,000 per year and a car allowance of $750 per month.  Under separate agreements, Mr. Golik received options to purchase up to 20,000 shares of our common stock at an exercise price of $15 per share.  The initial term of the employment agreement is 3 years, and the employment agreement renews automatically for successive 3-year terms until either party elects to terminate it.  If we terminate Mr. Golik’s employment for cause, Mr. Golik will receive three months of severance pay and one year of health insurance coverage under our group health plan.

Michael Levinson, M.D., J.D.

            We entered into an employment agreement with Michael Levinson, our Executive Vice President and General Counsel, effective October 27, 2004.  Dr. Levinson receives a base salary of $96,000 per year and a car allowance of $350 per month.  Under separate agreements, Dr. Levinson received options to purchase up to 15,000 shares of our common stock at an exercise price of $15 per share.  The initial term of the employment agreement is 3 years, and the employment agreement renews automatically for successive 3-year terms until either party elects to terminate it. If we terminate Dr. Levinson’s employment for cause, Dr. Levinson will receive three months of severance pay and one year of health insurance coverage under our group health plan.

Raymond Diaz

            We entered into an employment agreement with Raymond Diaz, our Director of Engineering, effective January 8, 2001.  Mr. Diaz originally received a base salary of $90,000 per year  which has incrementally been increased such that his base salary is now $120,000 per year.  Under the employment agreement, Mr. Diaz received the option to purchase up to 5,000 shares of our common stock at an exercise price of $15 per share.  Under separate agreements, Mr. Diaz received options to purchase up to 6,000 additional shares of our common stock at an exercise price of $15 per share.  The initial term of the employment agreement was 1 year, however, the employment agreement renews automatically for successive 1-year terms until either party elects to terminate it upon 60-days notice.

Stock Option Plan

            We do not currently have a formal stock option plan.  However, we have granted options to purchase our common stock to certain directors, executive officers, employees and consultants,  As of June 1, 2005, we have granted options to purchase up to 1,325,000 shares of our common stock to these individuals, with post split exercises prices ranging from $1 to $5.242.

Option Grants in Fiscal 2004

            The following table sets forth information regarding grants of stock options to purchase shares of our common stock made to each of the named executive officers during the year ended December 31, 2004.

Name (a)	Number of Secu- rities Underlying Options/SARs Granted (#) (b)	Percent Of Total Options/SARs Granted To Employees In Fiscal Year (c)	Exercise Of Base Price ($/Sh) (d)	Expiration Date (e)

Melvin E. Levinson, M.D.	0	-	-	-
George Golik	0	-	-	-
Michael P. Levinson, M.D., J.D.	0	-	-	-
Raymond Diaz	0	-	-	-

Aggregate Option Exercises in 2004 and Year-End Option Values

            The following table sets forth certain information concerning the number and value of unexercised options held by each of the named executive officers as of December 31, 2004.

Name (a)	Shares Acquired On Exercise (b)	Value Realized ($) (c)	Number Of Unexercised Securities Underlying Options/SARs At FY-End (#) Exercisable/ Unexercisable (d)	Value Of Unexercised In-The-Money At FY-End ($) Exercisable/ Unexercisable (e)

Melvin E. Levinson, M.D.	-	-	250,000/250,000	-
George Golik	-	-	200,000/200,000	-
Michael P. Levinson, M.D.	-	-	150,000/150,000	-
Raymond Diaz	-	-	110,000/110,000	-

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

            As disclosed elsewhere in this registration statement, on August 2, 2002, we entered into a distributorship agreement with Medtronic AVE, Inc. pursuant to which we appointed Medtronic as a distributor of our Clo-Sur P.A.D.® product line for a period of 5 years.   The agreement provides that Medtronic will use commercially reasonable efforts to distribute, promote and sell our Clo-Sur P.A.D.® products.  During our fiscal years ended December 31, 2003 and 2004, we received $3,406,349 and $3,193,040 in sales, respectively, from Medtronic pursuant to the distributorship agreement.  As disclosed elsewhere in this registration statement, Medtronic International, Ltd., an affiliated party of Medtronic AVE, Inc., is the beneficial holder of 763,000 shares of our Series A preferred stock, constituting 100% of the issued and outstanding shares of preferred stock as of June 1, 2005.  Medtronic International received its shares pursuant to an investment agreement that was executed in conjunction with the distributorship agreement.

ITEM 8.  DESCRIPTION OF SECURITIES.

            On May 5, 2005, we declared a 10 for 1 stock split and the information below reflects that stock split.  Our authorized capital stock consists of 99,046,250 shares of common stock, $.01 par value, and 953,750 shares of preferred stock, $.01 par value.  As of June 1, 2005, there were 10,195,000 shares of common stock outstanding, held by approximately 125 shareholders of record, and 763,000 shares of Series A preferred stock outstanding, held by 1 shareholder of record.  The following descriptions of our securities are qualified in their entirety by reference to our Second Amended and Restated Articles of Incorporation, as amended, and our Bylaws, which have been filed with the SEC as exhibits to this registration statement.

Common Stock

            The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders.  Our shareholders do not have cumulative voting rights in the election of directors.  Accordingly, holders of a majority of the voting shares are able to elect all of the directors.  Subject to preferences that may be applicable to any then-outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore.  In the event of a liquidation, dissolution or winding up of Scion, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any then-outstanding preferred stock.  Holders of common stock have no preemptive or other subscription or conversion rights.  There are no redemption or sinking fund provisions applicable to the common stock.  All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

            As of June 1, 2005, we have issued and outstanding 763,000 shares of Series A preferred stock.  The holders of our Series A preferred stock have the right to receive dividends on our Series A Preferred Stock at the annual rate of $0.524 per share, but only if our board of directors declares such dividends and we have sufficient assets legally available to pay them.  Dividends on our Series A preferred stock are payable prior and in preference to dividends on our common stock, but do not cumulate from year to year.  Holders of our Series A preferred stock also have the right to participate in any dividend on our common stock on the same basis as if their shares of Series A preferred stock had been converted into shares of our common stock immediately before the record date for such dividend.

            Upon any liquidation, dissolution or winding up of Scion, either voluntarily or involuntarily, holders of our Series A preferred stock have the right to receive distributions of $5.242 per share, plus any unpaid dividends declared on our Series A preferred stock, prior and in preference to any distribution to holders of our common stock.  After such amounts are paid to the holders of our Series A preferred stock, holders of our common stock have the right to receive any remaining assets, without any participation by the holders of our Series A preferred stock. A merger, consolidation or sale of all or substantially all of Scion’s assets will be deemed to be a liquidation, dissolution or winding up of Scion for this purpose if Scion’s shareholders do not hold at least 50% of the voting power of the surviving, continuing or purchasing entity after the transaction is consummated.

            Holders of our Series A preferred stock have the option, exercisable at any time, to convert any share of our Series A preferred stock into one (1) share of our common stock.  In addition, each share of our Series A preferred stock will automatically convert into one (1) share of our common stock upon the closing of a firm commitment underwritten public offering of our common stock, pursuant to an effective registration statement under the Securities Act, at a price of at least $9 per share, and Scion receiving at least $20 million in gross proceeds from the offering.  The conversion ratio for our Series A preferred stock, and the minimum public offering share price necessary to cause the automatic conversion of our Series A preferred stock, will be automatically adjusted upon the occurrence of certain events, including, without limitation, any issuance of our common stock for a price of less than $5.242 per share, and any dividend, subdivision, split or combination of our common stock.  Because the conditions for such adjustments are numerous and complex, you should review our articles of incorporation for a complete discussion of such conditions.

            Holders of our Series A preferred stock have the right to vote on every matter submitted to a shareholder vote on the same basis as if their shares of Series A preferred stock had been converted into shares of our common stock immediately before the record date to determine the shareholders entitled to vote or, if no such record date is established, on the date such vote is taken.  Holders of our Series A preferred stock also have the right to vote as a separate class on certain matters, including, without limitation, any change in the authorized number of shares of our Series A preferred stock, any change in the rights, preferences, privileges or restrictions of such stock, the creation of any class or series of shares having rights, preferences or privileges superior or equal to such stock, and most exchanges, reclassifications and cancellations of our capital stock.

            We have no right or obligation to redeem or retire any shares of our Series A preferred stock at any time, and no holder of our Series A preferred stock has any preemptive right to acquire shares of our capital stock, or any other security convertible into or representing the right to acquire shares of our capital stock.

Purchase and Registration Rights

            Scion and Medtronic International, Ltd. are parties to an investment agreement through which Medtronic acquired shares of our Series A preferred stock.

            Under the investment agreement, if Scion or certain of our principal shareholders decide to enter into any issuance, sale or other transfer of at least 25% of our capital stock, any sale or other transfer of a substantial portion of our assets or our Clo-Sur P.A.D.® business line, or any merger, consolidation or other acquisition of control of Scion, the prospective sellers must give Medtronic a 60-day exclusive right of first offer to negotiate and enter into the proposed transaction.  In addition, if Scion or such principal shareholders receive an unsolicited offer or written indication of interest from a third party with respect to such a transaction, and the prospective sellers are willing to accept its terms, the prospective sellers must give Medtronic a 60-day exclusive right of first refusal to negotiate and enter into the proposed transaction upon the terms specified in such offer or indication of interest.  If the prospective sellers fail to enter into an agreement with Medtronic in either event, they will have 120 days after the 60-day exclusive period to enter into the proposed transaction with a third party, but only if the terms of the third party transaction are, in the aggregate, at least as favorable as the terms offered by Medtronic.

            Under the investment agreement, after any underwritten public offering of our common stock, the holders or prospective holders of at least 50% of the converted shares attributable to the Series A preferred stock covered by the investment agreement will have no more than two “demand” registration rights to require Scion to use its best efforts to effect any registration, qualification or compliance with respect to the holders’ proposed sale of converted shares.  In addition, if Scion determines to register any of its securities, such holders will have an unlimited number of “piggyback” registration rights to include the converted shares in Scion’s proposed registration.  These demand and piggyback registration rights are subject to numerous and complex exceptions.

Transfer Agent and Registrar

            We currently serve as our own transfer agent.  If trading in our securities develops we will retain the services of a corporate stock transfer agent.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Trading Market

            Our shares of common stock have never traded on any securities exchange.  We plan to make application to permit our common stock to trade on the over-the-counter bulletin board (OTCBB) after this registration statement on Form 10-SB may become effective.  There can be no assurance that an active public market for our common stock will develop or be sustained.

Shares Available for Future Resale

            As of June 1, 2005, 10,195,000 shares of our common stock were outstanding and options to purchase an additional 1,325,000 shares of common stock were outstanding.  We have not agreed to register any of our outstanding shares of common stock under the Securities Act and as of the effective date of this registration statement, all 10,195,000 shares of our common stock will be eligible to be sold pursuant to Rule 144 under the Securities Act. We are not proposing to offer any of our shares publicly.

Holders

            As of June 1, 2005, there were approximately 126 shareholders of record.

Dividends

            We have never declared or paid a cash dividend.  There are no restrictions on the common stock or otherwise that limit the ability of us to pay cash dividends if declared by the board of directors.

            The holders of common stock are entitled to receive dividends if and when declared by our board of directors, out of funds legally available therefore and to share pro-rata in any distribution to the shareholders.  Generally, we are not able to pay dividends if after payment of the dividends, we would be unable to pay our liabilities as they become due or if the value of our assets, after payment of the liabilities, is less than the aggregate of our liabilities and stated capital of all classes.

            We do not anticipate declaring or paying any cash dividends in the foreseeable future.

Equity Compensation Plans

            None of our securities were authorized for issuance pursuant to any equity compensation plan as of December 31, 2004.

ITEM 2.  LEGAL PROCEEDINGS.

            We are not currently and have not been a party to and none of our property has been or is subject to any pending or threatened legal, governmental, administrative or judicial proceedings.  We have never been subject to a bankruptcy or receivership proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

            There have been no changes in accountants.  There have been no disagreements with our accountants on accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

            On August 2, 2002, we issued and sold 76,300 shares of our Series A preferred stock at $52.42 per share in a private placement to one accredited investor, Medtronic International, Ltd.  The gross proceeds from the financing were approximately $4,000,000.  The offer and sale of the Series A preferred stock was made by our officers and directors and no commission or other form of remuneration was paid in connection with the private placement.  The Series A preferred stock was offered and sold without registration under the Securities Act of 1933 in reliance upon the exemption provided by Section 4(2) and Medtronic was provided with and had access to adequate information about us so as to be able to make an informed investment decision.  A description of the rights and preferences associated with our Series A preferred stock is set forth above under “Description of Securities.”

            On May 16, 2005, we issued a warrant to purchase 214,953 shares of our common stock to one accredited investor, Brean Murray & Co., Inc.  The warrant has an exercise price of $5.242 and expires May 16, 2010.  The warrant was issued as a partial retainer fee for the provision of investment banking and consulting services.  The warrants were issued without registration under the Securities Act of 1933, as amended in reliance upon the exemption provided by Section 4(2) and Brean Murray was provided with and had access to adequate information about us so as to be able to make an informed investment decision.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Section 607.0850 of the Florida Business Corporation Act permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity in which such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his or her conduct was unlawful.  However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

            The Company’s Second Amended and Restated Articles as well as its Bylaws provide that it shall have the power to indemnify and may insure its officers and directors to the fullest extent not prohibited by law.

            Section 607.0831 of the Florida Business Corporation Act provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his or her duties as a director; and (ii) the director’s breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

            Due to the foregoing provisions, security holders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions.  If equitable remedies are found not to be available for any particular case, security holders may not have any effective remedy against the challenged conduct.

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers or controlling persons, under the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Commission, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.  In the event that a claim for indemnification against these liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any suit or proceeding) is asserted by a director, officer or controlling person of the Company in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SCION CARDIO-VASCULAR, INC.
FINANCIAL STATEMENTS
INDEX

Page No.
March 31, 2005 and December 31, 2004
Independent Auditors’ Report	F-1
Balance Sheet	F-2
Statements of Income	F-3
Statements of Stockholders’ Equity	F-4
Statement of Cash Flows	F-5
Notes to Financial Statements	F-6 - F-18

December 31, 2003
Independent Auditors’ Report	F-19
Balance Sheet	F-20
Statement of Income	F-21
Statement of Stockholders’ Equity	F-22
Statement of Cash Flows	F-23
Notes to Financial Statements	F-24 - F-30

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
Scion Cardio-Vascular, Inc.
Miami, FL

We have audited the accompanying balance sheet of Scion Cardio-Vascular, Inc., as of December 31, 2004, and the related statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scion Cardio-Vascular, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BERENFELD, SPRITZER, SHECHTER & SHEER

April 26, 2005
(Except for Note 12, as to
Which the date is May 26, 2005)

SCION CARDIO-VASCULAR, INC. BALANCE SHEET

ASSETS

	MARCH 31 2005	DECEMBER 31, 2004

	(UNAUDITED)
CURRENT ASSETS:

Cash	$2,396,445	$2,229,054
Accounts receivable	336,483	501,188
Inventories	468,605	701,278
Prepaid expenses and other current assets	18,033	29,309

Total Current Assets	3,219,566	3,460,829

PROPERTY AND EQUIPMENT, NET	142,131	148,355

OTHER ASSETS:

Patents and trademarks, net	104,068	84,600
Non-refundable deposit	366,800	378,136
Deferred tax asset	284,150	284,150
Security deposits	5,800	5,800

Total Other Assets	760,818	752,686

TOTAL ASSETS	$4,122,515	$4,361,870

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Accounts payable	$30,336	$339,602
Accrued liabilities	-	20,000
Customer deposits	34,597	34,597

Total Current Liabilities	64,933	394,199

STOCKHOLDERS' EQUITY:

Series A Preferred Stock, $0.01 par value, 95,375 shares authorized 76,300 shares issued and outstanding	763	763
Common Stock,$0.01 par value, 9,904,625 shares authorized, 1,019,500 shares issued and outstanding	10,195	10,195
Additional paid-in capital	7,872,326	7,872,326
Accumulated deficit	(3,825,705)	(3,915,613)

Total Stockholders' Equity	4,057,582	3,967,671

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,122,515	$4,361,870

The accompanying notes are an integral part of these financial statements.

SCION CARDIO-VASCULAR, INC. STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	THREE MONTHS ENDED MARCH 31,		YEARS ENDED DECEMBER 31,
	2005	2004	2004	2003

	(UNAUDITED)

SALES	$827,317	$537,769	$3,236,790	$3,505,684

COST OF SALES	271,332	151,563	963,274	1,051,917

GROSS PROFIT	555,985	386,206	2,273,516	2,453,767

GENERAL AND ADMINISTRATIVE EXPENSES:	472,915	490,592	2,168,077	2,337,650

INCOME FROM OPERATIONS	83,070	(104,386)	105,439	116,117

OTHER INCOME (EXPENSES):
Interest income	6,841	5,396	23,476	24,154
Loss on patent impairment	-	-	(33,336)	-

Total Other Income (Expenses)	6,841	5,396	(9,860)	24,154

INCOME BEFORE INCOME TAXES	89,911	(98,990)	95,579	140,271

DEFERRED INCOME TAX (EXPENSE) BENEFIT	-	-	(7,780)	82,410

NET INCOME	$89,911	$(98,990)	$87,799	$222,681

The accompanying notes are an integral part of these financial statements.

SCION CARDIO-VASDULAR, INC. STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	PREFERRED STOCK		COMMON STOCK			ADDITIONAL PAID-IN	ACCUMULATED
	SHARES	AMOUNT	SHARES	AMOUNT		CAPITAL	DEFICIT	TOTAL

Balance, January 1, 2003	76,300	$763	1,019,500	$10,195		$7,872,326	$(4,226,093)	$3,657,191

Net income for the year ended December 31, 2003	-	-	-	-		-	222,681	222,681

Balance, December 31, 2003	76,300	763	1,019,500	10,195		7,872,326	(4,003,412)	3,879,872

Net income for the year ended December 31, 2004	-	-	-	-		-	87,799	87,799

Balance, December 31, 2004	76,300	$763	1,019,500	$10,195		$7,872,326	$(3,915,613)	$3,967,671

Net income for the three months ended March 31, 2005	-		-		-	-	89,911	89,911

Balance, March 31, 2005	76,300	$763	1,019,500	$10,195		$7,872,326	$(3,825,702)	$4,057,582

The accompanying notes are an integral part of these financial statements.

SCION CARDIO-VASCULAR, INC. STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2005	2004	2004	2003

	(UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$89,911	$(98,990)	$87,799	$222,681

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization and depreciation	13,554	-	49,294	60,206
Loss on patent impairment	-	-	33,336	-
Deferred income tax	-	-	7,780	(82,410)
(Increase) decrease in:
Accounts receivable	164,705	(18,027)	23,978	391,147
Inventories	232,673	39,487	(258,705)	(249,866)
Prepaid expenses	11,276	16,208	9,594	(5,989)
Non-refundable deposit	11,336	-	47,349	48,000
Increase (decrease) in:
Accounts payable	(309,266)	(220,668)	(147,355)	(32,791)
Accrued liabilities	(20,000)	(24,519)	(9,919)	(312,012)
Customer deposits	-	-	(5,628)	40,225
Other current liabilities	-	-	-	(1,127)

Net Cash Provided by (Used in) Operating Activities	194,189	(306,509)	(162,477)	78,064

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment	(2,398)	(47,672)	(47,604)	(3,691)
Security deposit	-	-	5,000	-
Patent costs	(24,400)	(17,312)	(36,395)	(40,912)

Net Cash Used in Investing Activities	(26,798)	(64,984)	(78,999)	(44,603)

NET INCREASE (DECREASE) IN CASH	167,391	(371,493)	(241,476)	33,461

CASH, BEGINNING OF YEAR	2,229,054	2,470,530	2,470,530	2,437,069

CASH, END OF YEAR	$2,396,445	$2,099,037	$2,229,054	$2,470,530

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for interest	$-	$-	$-	$-

Cash paid for income tax	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

Scion Cardio-Vascular, Inc., (“the Company”) formerly known as Scion Capital Corporation, was incorporated in Florida on April 4, 1986. The Company was inactive until September 1999, at which time it commenced operations.

The Company develops, manufactures and sells minimally invasive medical devices and related technology.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all liquid investments with an original maturity of three months or less from the date of acquisition to be cash equivalents.

CONCENTRATION RISK

The Company maintains cash balances at one financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000. From time to time, the Company had cash in financial institutions in excess of federally insured limits. As of December 31, 2004, the Company had cash in excess of FDIC limits of approximately $2,244,000.

The Company has one major customer, which is also the holder of all of the Company’s outstanding preferred share. (See Note 7). Sales to this customer approximated 98% and 97% of total sales during the years ended December 31, 2004 and 2003, respectively. Accounts receivable from this customer amounted to approximately $486,000 as of December 31, 2004.

The Company has one major vendor. Purchase from this vendor amounted to approximately 87% and 88% of total purchase during 2004 and 2003, respectively. Accounts payable to this vendor as of December 31, 2004 amounted to approximately $308,000.

ACCOUNTS RECEIVABLE

The Company conducts business and extends credit based on the evaluation of its customers’ financial condition, generally without requiring collateral.  Exposure to losses on receivables is expected to vary by customer due to the financial condition of each customer. The Company monitors credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.  Recoveries of accounts previously written off are recognized as income in the periods in which the recoveries are made.

As of December 31, 2004, management determined that an allowance for uncollectible accounts was not necessary since all accounts receivable were deemed collectible.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories, consisting of raw materials and finished goods, are stated at the lower of cost or market, cost being determined on a weighted-average cost basis.

The Company records reserves for slow moving and obsolete inventories when considered necessary. As of December 31, 2004, no reserve was considered necessary.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, ranging from five to thirty-nine years.

Expenditures for major betterments and additions are capitalized, while replacements, maintenance and repairs, that do not extend the lives of the respective assets, are charged to expense currently. Gains or losses on the disposition of property and equipment are included in operations at the time of disposal.

PATENTS AND TRADEMARKS

Costs associated with the registering of purchased and/or internally developed patents, such as legal fees, filing fees, costs of models or drawings, etc. are capitalized.  The amortization of these costs is computed on the straight-line basis over the shorter of the statutory life of the patent, or its remaining useful life.  Currently, all patents are amortized over seven years.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset.

If an asset is considered impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.  Assets subject to disposal are reported at the lower of the carrying amount or fair value less costs of disposal.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist primarily of cash, accounts receivable, accounts payable and accrued liabilities. The carrying amounts of

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

INCOME TAXES

The Company utilizes SFAS No. 109, “Accounting for Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns.  Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

REVENUE RECOGNITION

The Company recognizes revenues when a sale has been executed, delivery has occurred, and collectibility of the fixed or determinated price is reasonably assured.

RESEARCH AND DEVELOPMENT COSTS

Research and development cost are charged to operations as incurred. These cost include consumable supplies and materials to be used for the development process and the cost of testing and consulting related to filing with the Federal Drug Administration (FDA). Research and development costs are expensed as incurred and amounted to $419,944 and $492,711 for the years ended December 31, 2004 and 2003, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Accordingly, actual results could differ from those estimates.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS RISK

The Company is subject to risks common to companies in the healthcare industry including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with FDA government regulations.

RECLASSIFICATION

Certain amounts in the prior period have been reclassified to conform to the 2004 presentations.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretations No. 46, “Consolidation of Variable Interest Entities”. FIN No. 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or “SPEs”).  The Company does not have any variable interest entities as defined by FIN No. 46 and therefore the interpretation did not affect the Company’s financial position, results of operations or cash flows.

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities”.  This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133, “Accounting for Derivatives Instruments and Hedging Activities.”  The provisions of this statement are effective for all derivatives and hedging activities entered into after June 30, 2003. The Company did not have any derivatives or hedging activities and therefore the standard did not affect the Company’s financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards on the classification and measurement of certain instruments with characteristics of both liabilities and equity.  The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2002 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003.  SFAS No. 150 did not have a material effect on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Accounting for Stock-Based Compensation”. This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires a nonpublic entity to measure the cost of employee services received in exchange

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.

If it is not possible to reasonably estimate the fair value of equity share options and similar instruments because it is not practicable to estimate the expected volatility of the entity’s share price, a nonpublic entity is required to measure its awards of equity share options and similar instruments abase on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of its share price.

In addition, an entity is required to measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value.  The fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. A nonpublic entity may elect to measure its liability awards at their intrinsic value through the date of settlement.

This statement is effective as of the beginning of the first annual reporting period that begins after December 15, 2005.

The Company currently does not expect the adoption of this statement to have any effect on the Company’s financial position, results of operations or cash flows.

NOTE 2 -	INVENTORIES

Inventories consisted of the following at December 31, 2004:

Raw material	$227,104
Finished goods	474,174

Total	$701,278

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 3 -	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2004:

Machinery and equipment	$17,733
Furniture and fixtures	70,531
Leasehold improvements	101,866
Office equipment	39,048
Computers	32,409
Signs and displays	48,042

Total	309,629

Less: Accumulated depreciation	(161,274)

Net Property and Equipment	$148,355

Depreciation expense for the years ended December 31, 2004 and 2003 totaled $34,497 and $44,298, respectively.

NOTE 4 -	PATENTS AND TRADEMARKS

Patents and trademarks consisted of the following at December 31, 2004:

	Gross Amount	Accumulated Amortization	Net

Patents	$112,888	$31,045	$81,843
Trademarks	4,900	2,143	2,757

Total	$117,788	$33,188	$84,600

During 2004, the Company determined that certain patents were impaired as they had no more alternative use. As a result, the Company recorded a loss on patent impairment of approximately $33,000.

Amortization expense for 2004 and 2003 was $17,797 and $15,908, respectively.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 4 -	PATENTS AND TRADEMARKS (CONTINUED)

Estimated amortization expense for each of the ensuing years through 2009 is as follows:

Year Ending December 31,

2005	$16,800
2006	16,800
2007	15,700
2008	13,000
2009 and thereafter	22,300

Total	$84,600

NOTE 5 -	CUSTOMER DEPOSITS

In 2003, the Company began accepting payments on sales of the Sci-Pro .014, however due to product development problems the entire product was recalled and all previous sales were reclassified as customer deposits until the replacement product is shipped.  As of December 31, 2004, remaining deposits on this product amounted to $34,597.

NOTE 6 -	STOCKHOLDERS’ EQUITY

Capitalization

On August 16, 2002, the Company’s Articles of Incorporation were restated to provide for the issuance of 10,000,000 shares, 9,904,625 of which are common stock, with a par value of $0.01 per share, and 95,375 of which are preferred stock, with a par value of $0.01 per share. All of the 95,375 shares of preferred stock have been designated at Series A Preferred.

Series A Preferred

The Series A Preferred are entitled to dividend at the rate of $5.24 per year when declared by the Company, are entitled to certain liquidation preferences, and are convertible into a number of shares of common stock which results from dividing the “Conversion Price” per share in effect for the Series A Preferred at the time of the conversion into the “Conversion Value” per share of the Series A Preferred. The initial conversion price per share and the initial conversion value per share was $52.42.

If the Company issue common stock for a consideration per share less than the conversion price of the Series A Preferred in effect immediately prior to the issuance of such common stock, the conversion price of the Series A Preferred

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 6 -	STOCKHOLDERS’ EQUITY (CONTINUED)

Series A Preferred (Continued)

stock in effect immediately after each such issuance shall be adjusted to equal the lowest per share consideration for which such common stock were issued.

In addition, each share of Series A Preferred shall automatically be converted into shares of common stock at the then effective conversion rate immediately upon the closing of a firm commitment underwritten public offering of common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a per share price of $90 or higher, resulting in gross proceeds to the Company of at least $20,000,000 and the common stock being listed on the New York Stock Exchange or the American Stock Exchange or being quoted on the Nasdaq Stock Market.

Stock Options

The Company does not have a formal stock option plan. However in 2000, 2001 and 2002, the Company granted a total of 138,200 stock options. The terms of the various options range from 5 years to 12 years and are exercisable at prices ranging from $10.00 to $52.42 per share. Vesting of the options ranges from immediate to 2 years from the grant date. At December 31, 2004, 134,000 options were issued and 132,750 were exercisable.

The Company has elected to follow APB No. 25, “Accounting for Stock Issued to Employees,”  and related interpretations, in accounting for its employee stock options because as discussed below, the alternative fair value of accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” requires use of highly subjective assumptions in options valuation models. Under APB #25, the exercise price of the Company’s employee stock options are not materially less than the fair market value of the shares at the date of grant. Therefore, no compensation expense is recognized in the financial statements. Pro-forma information regarding net income and earnings per share, determined as if the Company had accounted for its employee stock option under fair value method of SFAS No. 123, is required by that statement.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 6 -	STOCKHOLDERS’ EQUITY (CONTINUED)

Stock Options (Continued)

A summary of the status of the Company’s fixed stock option plans as of December 31, 2004 and 2003, and changes during the years on those dates is presented below:

	December 31, 2004		December 31, 2003

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year.	138,200	$36.05	138,200	$36.05
Granted	800	15.00	-	-
Exercised	-	-	-	-
Forfeited/cancelled	(5,000)	(23.75)	-	-

Outstanding at end of year.	134,000	$22.00	138,200	$36.05

Options exercisable at year end	132,750	$22.06	130,700	$21.36

Weighted average fair value of options granted during the year		$ 0		$ 0

The following table summarizes information about stock options outstanding at December 31, 2004:

Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at December 31, 2004	Weighted Average Exercisable Price

$ 0.00 to 20.00	92,750	$ 14.60	6.9	92,750	$ 14.60
20.01 to 40.00	36,250	37.50	4.6	35,000	37.50
40.01 to 60.00	5,000	52.42	9.5	5,000	52.42

Total	134,000	$ 22.14		132,750	$ 22.00

On December 14, 2004, the Board of Directors modified the exercise price of 84,450 options to various individuals from $37.50 per share to $15.00 per share.  Also, on December 14, 2004, the Board granted an employee an additional 800 fully vested options to purchase common stock in the corporation at an exercise price of $15.00 per share.  The exercise term is for 7 years.

The estimated fair value of 800 options granted during 2004 was $ 0 per share.  The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans.  Accordingly, no compensation cost has been recognized for the year ended December 31, 2004.  Had compensation cost for the Company’s stock option plans been determined consistent with SFAS No. 123, there would have been no change to the Company’s net income and earnings per share for the years ended December 31, 2004 and 2003, respectively.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 6 -	STOCKHOLDERS’ EQUITY (CONTINUED)

Stock Options (Continued)

The fair value of each option grant is estimated on the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for options granted in 2004 (none granted in 2003):

Risk-free interest rates	3.83%
Expected dividend yields	0%
Expected lives	7 years
Expected volatility	.02

The Company also valued the 84,450 options prior to and after the change in pricing from $37.50 per share to $15.00 per share using the Black-Scholes option pricing model with the following weighted average assumptions used:

Fair value of stock	$ 3.89
Risk-free interest rates	3.50% - 4.00%
Expected dividend yields	0%
Expected lives	5-10 years
Expected volatility	.02 - .05

Based upon the revaluation pricing change in the options and since the values before and after repricing were significantly higher than their fair value, no compensation was recorded in 2004 as per APB No. 25. Also, per SFAS No. 123, since there was no material change to the value of the options there was no effect on net income and earnings per share for the year ended December 31, 2004.

NOTE 7 -	INVESTMENT AGREEMENT AND RELATED-PARTY TRANSACTIONS

On August 2, 2002, the Company entered into an Investment Agreement with Medtronic International, Ltd. (“MIL”). The Investment Agreement called for MIL to purchase 76,300 shares of the Company’s Series A Preferred Stock at a price of $52.42 per share, for total proceeds of $4,000,000. MIL is required to purchase an additional 19,075 shares for $1,000,000, contingent upon the Company’s sale of 500,000 Clo-Sur P.A.D. units on or before September 2005.

Concurrent with the Investment Agreement, the Company entered into a Distributorship Agreement with Medtronic AVE, Inc. (Medtronic), the cardiovascular division of Medtronic International, Ltd. Under the Distributorship Agreement, the Company granted Medtronic exclusive distribution rights for the Clo-Sur P.A.D. worldwide, with the exception of Mexico, Central America and South America. The term of the Agreement is five years, and Medtronic must satisfy annual minimum purchase quotas, or the exclusivity provisions terminate.  As of December 31, 2004, MIL was in violation of the Distributorship Agreement. (See Note 11).

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 7 -	INVESTMENT AGREEMENT AND RELATED-PARTY TRANSACTIONS (CONTINUED)

During 2004 and 2003, sales to Medtronic amounted to $3,193,040 and $3,406,350, respectively. Accounts receivable from Medtronic as of December 31, 2004 was $486,152.

NOTE 8 -	OPERATING LEASE OBLIGATIONS

The Company leases office space under an operating lease expiring in 2005. The lease provides for automatic renewals at the option of the Company. The Company is in the process of renewing the lease for another three-year period, at the current monthly rate of approximately $6,500, increasing at 3% every year thereafter.

Future minimum rental payments as of December 31 are as follows:

Year Ending December 31,

2005	$82,000
2006	86,000
2007	88,000
2008	22,000

Total	$278,000

Rental expense amounted to $83,209 and $80,785 for the years ended December 31, 2004 and 2003, respectively.

NOTE 9 -	NONREFUNDABLE DEPOSIT

During 2002, the Company entered into an exclusive production agreement with a manufacturer to produce the Clo-Sur P.A.D. Upon the execution of the agreement, the Company provided a non-refundable deposit of $500,000 used to secure the agreement and reduce annual unit purchase requirements. The annual minimum purchase agreement terminates in 2012. A portion of the deposit is being charged to operations, through cost of sales, over the life of the agreement. The amount charged to operations in 2004 and 2003 was $47,349 and $48,000, respectively.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 10 -	INCOME TAXES

The Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $4,169,000 at December 31, 2004. The ability to utilize the losses is subject to annual limitations. The carry-forwards expire at various times through 2017.

The temporary differences that give rise to a deferred tax asset at December 31, 2004 are approximately as follows:

Deferred tax assets:

Net operating losses	$1,417,400

Depreciation and amortization	3,400

Less: Valuation allowance	(1,136,600)

Net deferred tax asset	$284,200

The net change in the valuation allowance for the years ended December 31, 2004 and 2003 was a decrease of $29,774 and an increase of $329,660, respectively.

In assessing the amount of deferred tax asset to be recognized, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized.  Sufficient uncertainty exists regarding the realization of these net operating loss carry-forwards. Therefore a valuation allowance of approximately $1,136,600 has been established.

The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating losses and tax credits in the event of an “ownership change”, as defined by the Internal Revenue Code. All federal and state net operating loss carry-forwards are subject to limitations as a result of these restrictions.  If there should be a subsequent ownership change, the Company’s ability to utilize its net operating loss carry-forwards could be affected.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004

NOTE 11 -	SUBSEQUENT EVENTS

As discussed in Note 7, the Distribution Agreement between the Company and Medtronic requires Medtronic to satisfy annual minimum purchase quotas, or the exclusivity provisions terminate.  As of December 31, 2004, Medtronic did not meet the minimum purchase quota for 2004. As required under the Agreement, on January 3, 3005, the Company sent Medtronic written notice of the failure to meet the quota and the Company intent to end Medtronic’s exclusivity if the shortage is not corrected within 45 days of receipt of the notice.  Medtronic acknowledged receipt in writing on January 4, 2005.  Accordingly, if the shortage is not corrected on or before February 17, 2005, the Company may terminate Medtronic’s exclusivity by providing written notice within ten days.  To date, Medtronic has not corrected the shortage, and the Company intends to send notice and terminate exclusivity within the required period if the shortage continues uncorrected.

NOTE 12 -	EMPLOYMENT AND CONSULTING CONTRACTS

The Company entered into employment and consulting contracts with three shareholders during 2004.

Executive employment and consulting contracts at December 31, 2004.

Position	Annual Contract Amount

President	$192,000
Vice-President and General Counsel	$ 96,000
Consultant	$ 84,000

The employment contracts for the President, Vice President and Consultant (Executives) are for three years, with initial term ending October 27, 2007, and automatically renews for successive three year terms, unless  terminated by either party. If the contracts are terminated for cause, the Executives will receive three months of severance pay and one year of health insurance coverage under the companies group health plan. The President and Vice–President are entitled to monthly automobile allowances of $750 and $350 per month, respectively.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
Scion Cardio-Vascular, Inc.
Miami, FL

We have audited the accompanying balance sheet of Scion Cardio-Vascular, Inc., as of December 31, 2003, and the related statements of income, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scion Cardio-Vascular, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BERENFELD, SPRITZER, SHECHTER & SHEER

April 29, 2004

SCION CARDIO-VASCULAR, INC. BALANCE SHEET DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:

Cash	$2,470,530
Accounts receivable	525,166
Prepaid expenses	38,903
Inventories	442,573

Total Current Assets	3,477,172

PROPERTY AND EQUIPMENT,
Net of accumulated depreciation of $126,780	135,248

OTHER ASSETS:

Patents and trademarks, net of accumulated amortization of $37,220	96,338
Non-refundable deposit	425,485
Deferred tax asset	291,930
Security deposits	10,800

Total Other Assets	824,553

TOTAL ASSETS	$4,436,973

LIABILITIES AND STOCKHOLDER’ EQUITY

CURRENT LIABILITIES:

Accounts payable	$486,957
Accrued liabilities	29,919
Customer deposits	40,225

Total Current Liabilities	557,101

STOCKHOLDERS' EQUITY:

Preferred Stock, $0.01 par value, 95,375 shares authorized Series A Preferred, 76,300 issued and outstanding	763
Common Stock,$0.01 par value, 9,904,625 shares authorized, 1,019,500 shares issued and outstanding	10,195
Paid-in capital in excess of par value	7,872,326
Accumulated deficit	(4,003,412)

Total Stockholders' Equity	3,879,872

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,436,973

The accompanying notes are an integral part of these financial statements.

SCION CARDIO-VASCULAR, INC. STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2003

SALES	$3,505,684

COST OF SALES	1,051,917

GROSS PROFIT	2,453,767

GENERAL AND ADMINISTRATIVE EXPENSES:
Amortization	15,908
Automobile expenses	77,571
Bad debts	2,775
Bank fees	881
Contributions	1,350
Commissions	2,400
Depreciation	44,298
Independent sale representatives	56,721
Insurance	130,158
Licenses and tax	3,752
Office expenses	13,283
Payroll taxes	61,927
Postage and delivery	8,073
Printing and reproduction	2,000
Product development costs	492,711
Professional fees	73,450
Regulatory fees	39,440
Rent	80,785
Repairs and maintenance	8,853
Salaries and wages	1,069,335
Shows and exhibitions	51,047
Telephone	19,374
Travel	51,427
Other general and administrative	30,131

Total General and Administrative Expenses	2,337,650

INCOME FROM OPERATIONS BEFORE INTEREST INCOME AND DEFERRED TAX BENEFIT	116,117

Interest income	24,154
Deferred tax benefit	82,410

NET INCOME	$222,681

The accompanying notes are an integral part of these financial statements.

SCION CARDIO-VASDULAR, INC. STATEMENT OF STOCKHOLDERS’ EQUITY FOR THE YEAR ENDED DECEMBER 31, 2003

	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED
	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL

Balance, January 1, 2003	76,300	$763	1,019,500	$10,195	$7,872,326	$(4,226,093)	$3,657,191

Net income for the year ended December 31, 2003	-	-	-	-	-	222,681	222,681

Balance, December 31, 2003	76,300	$763	1,019,500	$10,195	$7,872,326	$(4,003,412)	$3,879,872

The accompanying notes are an integral part of these financial statements.

SCION CARDIO-VASCULAR, INC. STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$222,681

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	60,206
Deferred income tax	(82,410)
(Increase) decrease in:
Accounts receivable	391,147
Inventories	(249,866)
Prepaid expenses	(5,989)
Non-refundable deposit	48,000
Increase (decrease) in:
Accounts payable	(32,791)
Accrued liabilities	(312,012)
Customer deposits	40,225
Other current liabilities	(1,127)

Net Cash Provided by Operating Activities	78,064

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment	(3,691)
Patent costs	(40,912)

Net Cash Used in Investing Activities	(44,603)

NET INCREASE IN CASH	33,461

CASH, JANUARY 1, 2003	2,437,069

CASH, DECEMBER 31, 2003	$2,470,530

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

During the year ended December 31, 2003, the Company did not pay interest or income taxes.

The accompanying notes are an integral part of these financial statements.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

Scion Cardio-Vascular, Inc., “the Company” formerly known as Scion Capital Corporation, was incorporated in Florida on April 4, 1996. The Company was inactive until September 1999, at which time it commenced operations.

NATURE OF OPERATIONS

The Company’s primary objective is to develop, manufacture and sell “state of the art” minimally invasive medical devices and related technology.

The Company is subject to risks common to companies in the healthcare industry including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with FDA government regulations.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all liquid investments with an original maturity of three months or less from the date of acquisition to be cash equivalents. As of December 31, 2003 the Company had no cash equivalents.

CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits at a financial institution that has Federal Deposit Insurance Corporation (FDIC) limits. At December 31, 2003, the Company’s uninsured cash balances were $2,381,398.

ACCOUNTS RECEIVABLE

The Company records an allowance for uncollectible accounts based upon periodic reviews and analyses of outstanding accounts receivable. Bad debts are charged to the allowance when they are deemed to be uncollectible. Recoveries of accounts previously written-off are recognized as income in the periods in which the recoveries are made. As of December 31, 2003, management determined that an allowance for uncollectible accounts was not necessary since all accounts receivable were collected subsequent to year end.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories, consisting of raw materials and finished goods, are stated at the lower of cost or market, on a first-in, first-out basis. The Company reviews inventories for obsolescence on a periodic basis. At December 31, 2003, management determined that no reserve was necessary.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets.

Expenditures for major betterments and additions are capitalized, while replacements, maintenance and repairs, that do not extend the lives of the respective assets, are charged to expense currently. Gains or losses on the disposition of property and equipment are included in operations at the time of disposal.

PATENTS AND TRADEMARKS

Costs associated with the registering of purchased and/or internally developed patents, such as legal fees, filing fees, costs of models or drawings, etc. are capitalized.  The amortization of these costs is computed on the straight-line basis over the shorter of the statutory life of the patent, or its remaining useful life.  Currently, all patents are amortized over seven years.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS

The Company reviews certain long-lived identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset.

If an asset is considered impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.  Assets subject to disposal are reported at the lower of the carrying amount or fair value less costs of disposal. There were no asset impairments as of December 31, 2003.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (“SFAS”) No. 107 “Disclosures about Fair Value of Financial Instruments” requires the disclosure of the fair value of financial instruments. The Company’s financial instruments, including cash equivalents, accounts receivable, accounts payable, and accrued expenses are carried at cost which, in the opinion of management, approximate their fair value.

INCOME TAXES

The Company utilizes SFAS No. 109, “Accounting for Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns.  Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

REVENUE RECOGNITION

The Company recognizes revenues when a sale has been executed, delivery has occurred, and collectibility of the fixed or determinated price is reasonably assured.

RESEARCH AND DEVELOPMENT COSTS

Research and development cost are charged to operations as incurred. These cost include consumable supplies and materials to be used for the development process and the cost of testing and consulting related to filing with the Federal Drug Administration (FDA). Research and development costs are expensed as incurred and amounted to $492,711 for the year ended December 31, 2003.

COMPENSATED ABSENCES

The Company does not accrue for compensated absences and recognizes the costs of compensated absences when actually paid to employees.  Accordingly, no liability for such absences has been recorded in the accompanying financial statements.  Management believes the effect of this policy is not material to the accompanying financial statements.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Accordingly, actual results could differ from those estimates.

NOTE 2 -	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2003:

Machinery and equipment	$17,733
Furniture and fixtures	70,530
Leasehold improvements	61,424
Office equipment	39,048
Computers	25,252
Signs and displays	48,041

Total	262,028
Less: Accumulated depreciation	(126,780)

Net Property and Equipment	$135,248

Depreciation expense for the year ended December 31, 2003 totaled $44,298.

NOTE 3 -	PATENTS AND TRADEMARKS

Patents and trademarks consisted of the following at December 31, 2003:

	Gross Amount	Accumulated Amortization	Net

Patents	$127,208	$35,113	$92,095
Trademarks	6,350	2,107	4,243

Total	$133,558	$37,220	$96,338

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003

NOTE 3 -	PATENTS AND TRADEMARKS (CONTINUED)

Amortization expense for 2003 was $15,908. Estimated amortization expense for each of the ensuing years through December 2008 is as follows:

Year Ending December 31,

2004	$19,080
2005	19,080
2006	19,080
2007	19,080
Thereafter	20,018

Total	$96,338

NOTE 4 -	CUSTOMER DEPOSITS

In 2003, the Company began accepting payments on sales of the Sci-Pro .014., however due to product development problems the entire product was recalled and all previous sales were reclassified as customer deposits until the replacement product is shipped.

NOTE 5 -	OPERATING LEASE OBLIGATIONS

The Company leases office space under operating leases expiring in 2005. The Company intends to renew or replace the leases when they expire. Future minimum rental payments as of December 31 are as follows:

Year Ending December 31,

2004	$82,820
2005	20,857

Total	$103,677

Rental expense amounted to $80,785 for the year ended December 31, 2003.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003

NOTE 6 -	NONREFUNDABLE DEPOSIT

During 2002, the Company entered into an exclusive production agreement with a manufacturer to produce the Clo-Sur P.A.D. Upon the execution of the agreement, the Company provided a non-refundable deposit of $500,000 used to secure the agreement and reduce annual unit purchase requirements. The annual minimum purchase agreement terminates in 2012. A portion of the deposit is being charged to operations, through cost of sales, over the life of the agreement. The amount charged to operations in 2003 was $48,000.

NOTE 7 -	DEFERRED INCOME TAXES

The Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $4,293,000 as of December 31, 2003. The ability to utilize the losses is subject to annual limitations. The carry-forwards expire at various times through 2017.

The temporary differences that give rise to a deferred tax asset at December 31, 2003 are as follows:

Deferred tax asset:
Net operating losses	$4,293,000

Total deferred tax asset	$1,459,670
Less: Valuation allowance	(1,167,740)

Net Deferred Tax Asset	$291,930

In assessing the amount of deferred tax asset to be recognized, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized.  Sufficient uncertainty exists regarding the realization of these net operating loss carry-forwards. Therefore a valuation allowance of approximately $1,167,740 has been established.

The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating losses and tax credits in the event of an “ownership change”, as defined by the Internal Revenue Code. All federal and state net operating loss carry-forwards are subject to limitations as a result of these restrictions.  If there should be a subsequent ownership change, the Company’s ability to utilize its net operating loss carry-forwards could be affected.

SCION CARDIO-VASCULAR, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003

NOTE 8 -	INVESTMENT AGREEMENT

On August 2, 2002, the Company entered into an Investment Agreement with Medtronic International, Ltd. (“MIL”). The Investment Agreement calls for MIL to purchase 76,300 shares of the Company’s Series A Preferred Stock at a price of $52.42 per share, for total proceeds of $4,000,000. MIL is required to purchase an additional 19,075 shares for $1,000,000, contingent upon the Company’s sale of 500,000 Clo-Sur P.A.D. units on or before September 2005.

Concurrent with the Investment Agreement, the Company entered into a Distributorship Agreement with Medtronic AVE, Inc. (Medtronic), the cardiovascular division of Medtronic International, Ltd. Under the Distributorship Agreement, the Company granted Medtronic exclusive distribution rights for the Clo-Sur P.A.D. worldwide, with the exception of Mexico, Central America and South America. The term of the Agreement is five years, and Medtronic must satisfy annual minimum purchase quotas, or the exclusivity provisions terminate.

PART III

ITEMS 1 AND 2.       INDEX AND DESCRIPTION TO EXHIBITS

            The Exhibits listed below are filed as part of this Registration Statement.

Exhibit Number	Description

3.1	Second Amended and Restated Articles of Incorporation of Scion Cardio-Vascular, Inc.
3.2	Amendment to Second Amended and Restated Articles of Incorporation of Scion Cardio-Vascular, Inc.
3.3	Bylaws of Scion Cardio-Vascular, Inc.
4	Form of Common Stock Share Certificate of Scion Cardio-Vascular, Inc.
10.1	Business Property Lease between Scion Cardio-Vascular, Inc. and Deerwood Business Park, L.C.
10.2	Consulting Agreement between Scion Cardio-Vascular, Inc. and Melvin Levinson
10.3	Employment Agreement between Scion Cardio-Vascular, Inc. and George Golik
10.4	Employment Agreement between Scion Cardio-Vascular, Inc. and Michael Levinson
10.5	Employment Agreement between Scion Cardio-Vascular, Inc. and Raymond Diaz

SIGNATURES

            In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SCION CARDIO-VASCULAR, INC.

Date: June 7, 2005	By: /s/ George Golik
George Golik, President

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

SCION CARDIO-VASULAR, INC. (Exact Name of Small Business Issuer as Specified in its Charter)

Florida (State or Other Jurisdiction of Incorporation or Organization)	65-0681282 (IRS Employer Identification No.)

14256 S.W. 119th Avenue Miami, Florida 33186 (Address of Principal Executive Offices)	(305) 259-8880 (Issuer’s Telephone Number)

EXHIBIT INDEX

Exhibit Number	Description

3.1	Second Amended and Restated Articles of Incorporation of Scion Cardio-Vascular, Inc.
3.2	Amendment to Second Amended and Restated Articles of Incorporation of Scion Cardio-Vascular, Inc.
3.3	Bylaws of Scion Cardio-Vascular, Inc.
4	Form of Common Stock Share Certificate of Scion Cardio-Vascular, Inc.
10.1	Business Property Lease between Scion Cardio-Vascular, Inc. and Deerwood Business Park, L.C.
10.2	Consulting Agreement between Scion Cardio-Vascular, Inc. and Melvin Levinson
10.3	Employment Agreement between Scion Cardio-Vascular, Inc. and George Golik
10.4	Employment Agreement between Scion Cardio-Vascular, Inc. and Michael Levinson
10.5	Employment Agreement between Scion Cardio-Vascular, Inc. and Raymond Diaz